Exhibit (a)(1)(A)

OFFER TO PURCHASE FOR CASH

All Outstanding Shares of Common Stock

(Including the Associated Rights)

of

E2OPEN, INC.

a Delaware Corporation

at

$8.60 Net Per Share

by

Eagle Acquisition Sub, Corp.

a wholly-owned subsidiary of

Eagle Parent Holdings, LLC

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT MIDNIGHT, NEW YORK CITY TIME, AT THE END OF MARCH 25, 2015, UNLESS THE OFFER IS EXTENDED OR EARLIER TERMINATED.

Eagle Acquisition Sub, Corp. (which we refer to as “Purchaser”), a wholly-owned subsidiary of Eagle Parent Holdings, LLC, a Delaware limited liability company (which we refer to as “Parent”), which is controlled by Insight Venture Partners IX, L.P., Insight Venture Partners IX (Co-Investors), L.P., Insight Venture Partners (Cayman) IX, L.P., each a Cayman Islands exempted limited partnership, and Insight Venture Partners (Delaware) IX, L.P., a Delaware limited partnership (which we refer to collectively as “Sponsors”), is offering to purchase for cash all of the outstanding shares of common stock, par value $0.001 per share (together with the associated rights issued pursuant to the Preferred Shares Rights Agreement, dated January 16, 2015, by and between E2open, Inc. and Computershare Trust Company, N.A., the “Shares”), of E2open, Inc., a Delaware corporation (which we refer to as the “Company” or “E2open”) at a purchase price of $8.60 per Share (the “Offer Price”), net to the seller in cash, without interest thereon and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in this Offer to Purchase (the “Offer to Purchase”) and in the related Letter of Transmittal (the “Letter of Transmittal”, which, together with this Offer to Purchase and other related materials, as each may be amended or supplemented from time to time in accordance with the terms of the Merger Agreement (as defined below), constitutes the “Offer”).

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of February 4, 2015 (as it may be amended or supplemented from time to time in accordance with its terms, the “Merger Agreement”), by and among Parent, Purchaser and E2open. The Merger Agreement provides, among other things, that as promptly as practicable following the Acceptance Time (as defined herein), and subject to the satisfaction or waiver of conditions set forth in the Merger Agreement, Purchaser will be merged with and into E2open (the “Merger”), with E2open continuing as the surviving corporation (the “Surviving Corporation”) in the Merger and a wholly-owned subsidiary of Parent. The closing of the Merger is referred to as the “Merger Closing.” The date and time at which acceptance for payment of Shares pursuant to and subject to the conditions to the Offer occurs is referred to as the “Acceptance Time,” which shall occur promptly following the expiration of the Offer (which is expected to be at the end of March 25, 2015 at midnight (New York City time), unless Purchaser extends the Offer pursuant to the terms of the Merger Agreement, such date and time of the expiration of the Offer, as it may be extended in accordance with the terms of the Merger Agreement, is referred to as the “Expiration Date”). In the Merger, each Share issued and outstanding immediately prior to the effective time of the Merger (the “Effective Time”), other than (i) Shares owned by Parent, Purchaser, E2open or any other direct or indirect wholly-owned subsidiary of Parent, Purchaser or E2open and (ii) Shares owned by stockholders who validly exercise dissenters’ rights under Delaware law with respect to such Shares, will be automatically converted into the right to receive the Offer Price, without interest thereon and less any applicable withholding taxes. As a result of the Merger, E2open will cease to be a publicly traded company and will become wholly-owned by Parent. Under no circumstances will interest be paid on the purchase price for Shares, regardless of any extension of the Offer or any delay in making payment for Shares.

The Offer is not subject to any financing condition. The Offer is conditioned upon, among other things, the satisfaction of (i) the Minimum Condition (as described below), (ii) the Antitrust Condition (as described below) and (iii) the Governmental Authority Condition (as described below). The Minimum Condition requires that the number of shares validly tendered and not withdrawn in accordance with the terms of the Offer prior to the Expiration Date, together with any Shares then owned by Purchaser or Parent, shall equal at least a majority of all then outstanding Shares as well as Shares that E2open would be required to issue upon conversion, settlement or exercise of all then outstanding options, benefit plans, obligations or securities convertible or exchangeable into such Shares, or other rights to acquire or be issued such Shares, for which E2open has received notices of exercise or conversion prior to the Expiration Date (excluding Shares tendered pursuant to guaranteed delivery procedures in respect of which either the stock certificates or the agent’s message, as applicable, have not yet been received by the depositary pursuant to such procedures in accordance with Section 251(h) of the General Corporation Law of the State of Delaware (the “DGCL”)). The Antitrust Condition requires that any applicable waiting period (or any extension thereof) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), has expired or been terminated. The Governmental Authority Condition requires that no order, judgment, decision, decree, injunction, ruling, award, settlement, stipulation, or writ (whether temporary, preliminary or permanent) shall have been issued or granted, or federal, state, local, municipal, foreign or other law, statute, constitution, principle of common law, ordinance, code, rule, regulation, ruling or other legal requirement shall have been enacted, issued or promulgated, by any governmental authority having the effect of preventing or otherwise prohibiting the consummation of the Offer or the Merger, or of making the Merger or the Offer illegal. The Offer also is subject to other conditions as described in this Offer to Purchase. See Section 15—“Certain Conditions to the Offer.”

After careful consideration, E2open’s board of directors (the “E2open Board”), among other things, has unanimously (i) determined that the terms of the Offer, the Merger and the other transactions contemplated by the Merger Agreement are fair to, and in the best interests of, E2open and its stockholders; (ii) determined that it is in the best interests of E2open and its stockholders, and declared it advisable, to enter into the Merger Agreement; (iii) approved (A) the execution and delivery by E2open of the Merger Agreement, (B) the performance by E2open of its covenants and agreements in the Merger Agreement and (C) the consummation of the Offer, the Merger and the other transactions contemplated in the Merger Agreement, including the Tender and Support Agreements (as discussed in Section 11—“The Merger Agreement; Other Agreements—Tender and Support Agreements”; and (iv) resolved to recommend that E2open’s stockholders accept the Offer and tender their Shares to Purchaser pursuant to the Offer.

A summary of the principal terms of the Offer appears on pages 1 through 9. You should read this entire Offer to Purchase carefully before deciding whether to tender your Shares in the Offer.

February 26, 2015

IMPORTANT

If you desire to tender all or any portion of your Shares to Purchaser pursuant to the Offer, you should either (a) complete and sign the Letter of Transmittal for the Offer, which is enclosed with this Offer to Purchase, in accordance with the instructions contained in the Letter of Transmittal, and mail or deliver the Letter of Transmittal and any other required documents to Computershare Trust Company, N.A., in its capacity as depositary for the Offer (which we refer to as the “Depositary”), and either (i) deliver the certificates for your Shares to the Depositary along with the Letter of Transmittal or (ii) tender your Shares by book-entry transfer by following the procedures described in Section 3—“Procedures for Accepting the Offer and Tendering Shares,” in each case prior to midnight (New York City time) at the end of March 25, 2015, unless we extend the Offer pursuant to the terms of the Merger Agreement, or (b) request that your broker, dealer, commercial bank, trust company or other nominee effect the transaction for you. If you hold Shares registered in the name of a broker, dealer, commercial bank, trust company or other nominee, you must contact that institution in order to tender your Shares to Purchaser pursuant to the Offer.

* * * * *

Any stockholder who desires to tender Shares and whose certificates representing such Shares are not immediately available, or who cannot comply with the procedures for book entry transfer on a timely basis, may tender such Shares pursuant to the guaranteed delivery procedure set forth in Section 3—“Procedures for Accepting the Offer and Tendering Shares.”

Questions and requests for assistance should be directed to the Information Agent (as defined herein) at its address and telephone numbers set forth below and on the back cover of this Offer to Purchase. Additional copies of this Offer to Purchase, the related Letter of Transmittal, and other materials related to the Offer may also be obtained for free from the Information Agent. Additionally, copies of this Offer to Purchase, the related Letter of Transmittal, and any other material related to the Offer may be obtained at the website maintained by the Securities and Exchange Commission (the “SEC”) at www.sec.gov. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance.

This Offer to Purchase and the related Letter of Transmittal contain important information and you should read both carefully and in their entirety before making a decision with respect to the Offer.

The Offer has not been approved or disapproved by the SEC or any state securities commission, nor has the SEC or any state securities commission passed upon the fairness or merits of or upon the accuracy or adequacy of the information contained in this Offer to Purchase. Any representation to the contrary is unlawful.

The Information Agent for the Offer is:

480 Washington Boulevard, 26th Floor

Jersey City, NJ 07310

Shareholders, Banks and Brokers

Call Toll Free:

800-905-7281

SUMMARY TERM SHEET

The information contained in this summary term sheet is a summary only and is not meant to be a substitute for the more detailed description and information contained in the Offer to Purchase, the related Letter of Transmittal and other related materials. You are urged to read carefully the Offer to Purchase, the Letter of Transmittal and other related materials in their entirety. Parent and Purchaser have included cross-references in this summary term sheet to other sections of the Offer to Purchase where you will find more complete descriptions of the topics mentioned below. The information concerning E2open contained herein and elsewhere in the Offer to Purchase has been provided to Parent and Purchaser by E2open or has been taken from or is based upon publicly available documents or records of E2open on file with the United States Securities and Exchange Commission (the “SEC”) or other public sources at the time of the Offer. Parent and Purchaser have not independently verified the accuracy and completeness of such information. Parent and Purchaser have no knowledge that would indicate that any statements contained herein relating to E2open provided to Parent and Purchaser or taken from or based upon such documents and records filed with the SEC are untrue or incomplete in any material respect.

Securities Sought	All issued and outstanding shares of common stock, par value $0.001 per share, of E2open, Inc., including the associated rights (the “Rights”) issued pursuant to the Preferred Shares Rights Agreement, dated January 16, 2015, by and between E2open, Inc. and Computershare Trust Company, N.A.

Price Offered Per Share	$8.60, referred to as the Offer Price, net to the seller in cash, without interest thereon and less any applicable withholding taxes

Scheduled Expiration of Offer	Midnight (New York City time) at the end of March 25, 2015, unless the offer is extended or earlier terminated. See Section 1—“Terms of the Offer”

Purchaser	Eagle Acquisition Sub, Corp., a Delaware corporation and a wholly-owned subsidiary of Eagle Parent Holdings, LLC, a Delaware limited liability company

Who is offering to buy my Shares?

•	Eagle Acquisition Sub, Corp., referred to as Purchaser, a wholly-owned subsidiary of Eagle Parent Holdings, LLC, referred to as Parent, is offering to purchase for cash any and all of the outstanding shares of common stock, par value $0.001 per share, of E2open (including the associated Rights).

•	Purchaser is a Delaware corporation which was formed for the sole purpose of making the Offer and completing the process by which Purchaser will be merged with and into E2open in accordance with the Merger Agreement (as defined herein) and General Corporation Law of the State of Delaware (the “DGCL”), referred to as the “Merger.”

•	Parent is controlled by Insight Venture Partners IX, L.P., Insight Venture Partners IX (Co-Investors), L.P., Insight Venture Partners (Cayman) IX, L.P., each a Cayman Islands exempted limited partnership, and Insight Venture Partners (Delaware) IX, L.P., a Delaware limited partnership, which we refer to collectively as “Sponsors.” See the “Introduction” and Section 8—“Certain Information Concerning Parent and Purchaser.”

Unless the context indicates otherwise, in this Offer to Purchase, we use the terms “us,” “we” and “our” to refer to Purchaser and, where appropriate, Parent. We use the term “Parent” to refer to Eagle Parent Holdings, LLC alone, the term “Purchaser” to refer to Eagle Acquisition Sub, Corp. alone and the term “E2open” to refer to E2open, Inc. alone.

What are the classes and amounts of securities sought in the Offer?

We are offering to purchase any and all of the outstanding shares of common stock, par value $0.001 per share, of E2open (including the associated Rights) on the terms and subject to the conditions set forth in this Offer to Purchase and the Letter of Transmittal. Unless the context otherwise requires, in this Offer to Purchase we use the term “Offer” to refer to this offer and the term “Shares” to refer to shares of common stock, par value $0.001 per share, of E2open (including the associated Rights) that are the subject of the Offer.

See the “Introduction” to this Offer to Purchase and Section 1—“Terms of the Offer.”

How many Shares are you offering to purchase in the Offer?

We are making an offer to purchase for cash any and all of the outstanding Shares on the terms and subject to the conditions set forth in this Offer to Purchase and the related Letter of Transmittal.

See the “Introduction” and Section 1—“Terms of the Offer.”

Why are you making the Offer?

We are making the Offer because we want to acquire the entire equity interest in E2open. If the Offer is consummated, Parent intends to consummate the Merger (the “Merger Closing”) as soon as practicable following the Acceptance Time (as defined herein), and in any case no later than the second (2nd) business day after the satisfaction of the last to be satisfied of the conditions set forth in Article VIII of the Merger Agreement (other than those conditions that, by their nature, are to be satisfied at the closing of the Merger, but subject to the satisfaction (or waiver, if permitted by applicable law) of those conditions), or at such other date and time as Parent, Purchaser, and E2open shall mutually agree upon in writing (the “Merger Closing Date”). Upon consummation of the Merger, E2open would cease to be a publicly traded company and would be a wholly-owned subsidiary of Parent.

See Section 10—“Background of the Offer; Past Contacts or Negotiations with E2open,” and Section 12—“Purpose of the Offer; Plans for E2open.”

How much are you offering to pay and what is the form of payment? Will I have to pay any fees or commissions?

We are offering to pay $8.60 per Share, net to the seller in cash, without interest and less any applicable withholding taxes. If you are the record owner of your Shares and you tender your Shares to us in the Offer, you will not have to pay brokerage fees or commissions. If you own your Shares through a broker or other nominee and your broker or other nominee tenders your Shares on your behalf, your broker or nominee may charge you a fee for doing so. You should consult your broker or nominee to determine whether any charges will apply.

See the “Introduction,” Section 1—“Terms of the Offer,” and Section 2—“Acceptance for Payment and Payment for Shares.”

Is there an agreement governing the Offer?

Yes. Parent, Purchaser and E2open have entered into an Agreement and Plan of Merger, dated as of February 4, 2015 (as it may be amended or supplemented from time to time in accordance with its terms, the “Merger Agreement”). The Merger Agreement provides, among other things, for certain of the terms and conditions to the Offer and the Merger.

See Section 11—“The Merger Agreement; Other Agreements” and Section 15—“Certain Conditions to the Offer.”

What does E2open’s board of directors think of the Offer?

After careful consideration, E2open’s board of directors (the “E2open Board”), among other things, has unanimously:

•	determined that the terms of the Offer, the Merger and the other transactions contemplated by the Merger Agreement are fair to, and in the best interests of, E2open and its stockholders;

•	determined that it is in the best interests of E2open and its stockholders, and declared it advisable, to enter into the Merger Agreement;

•	approved (A) the execution and delivery by E2open of the Merger Agreement, (B) the performance by E2open of its covenants and agreements in the Merger Agreement and (C) the consummation of the Offer, the Merger and the other transactions contemplated in the Merger Agreement, including the Tender and Support Agreements (as defined herein); and

•	resolved to recommend that E2open’s stockholders accept the Offer and tender their Shares to Purchaser pursuant to the Offer.

A more complete description of the reasons for the E2open Board’s approval of the Offer and the Merger is set forth in E2open’s Solicitation/Recommendation Statement on Schedule 14D-9.

What are the Rights?

E2open maintains a Preferred Shares Rights Agreement, dated as of January 16, 2015 by and between E2open and Computershare Trust Company, N.A. (as amended, the “Rights Agreement”), pursuant to which Rights were distributed as a dividend at the rate of one Right for each outstanding Share held as of the close of business on January 26, 2015. The Rights Agreement has significant anti-takeover effects by causing substantial dilution to a person or group that attempts to acquire E2open on terms not approved by the E2open Board.

Unless a Distribution Date (as defined in the Rights Agreement) occurs, a tender of Shares will include a tender of the associated Rights. If a Distribution Date does occur, you will need to tender one Right with each Share tendered in order for such Share to be validly tendered in the Offer.

In connection with and prior to the execution of the Merger Agreement, E2open delivered to Purchaser an executed copy of an Amendment to the Rights Agreement, dated as of February 4, 2015, by and between E2open and Computershare Trust Company, N.A. (the “Rights Amendment”). The Rights Amendment renders the Rights Agreement inapplicable to the Offer, the Merger and the Merger Agreement and the other transactions contemplated by the Merger Agreement or the Tender and Support Agreements (or other substantially similar agreements). Specifically, the Rights Amendment provides that none of the approval, execution, delivery or performance of the Merger Agreement or the Tender and Support Agreements (or other substantially similar agreements), or the consummation prior to the termination of the Merger Agreement or the Merger or any of the other transactions contemplated by the Merger Agreement or the Tender and Supports Agreements (or other substantially similar agreements), in each case, in accordance with their respective terms, will, among other things (i) cause or permit the Rights to be exercised or exchanged, or (ii) cause Parent, Purchaser, any party to any Tender and Support Agreement (or any other substantially similar agreement) or their respective affiliates to be deemed an Acquiring Person (as defined in the Rights Agreement) for any purpose under the Rights Agreement. The Rights Amendment also provides that the Rights Agreement shall terminate and be void and of no further force or effect immediately prior to the Effective Time in accordance with the terms of the Merger Agreement.

See Section 7—“Certain Information Concerning E2open.”

Will you have the financial resources to make payment?

Yes, we will have sufficient resources available to us. We estimate that we will need approximately $282.6 million to purchase all of the Shares pursuant to the Offer, to consummate the Merger (which estimate includes, among other things, payment in respect of outstanding in-the-money options and restricted stock units), and to pay related transaction fees and expenses at the Merger Closing. Insight Venture Partners IX, L.P., Insight Venture Partners IX (Co-Investors), L.P. and Insight Venture Partners (Cayman) IX, L.P. (the “Cayman Insight Funds”), have provided an aggregate equity commitment of up to approximately $212 million to Parent, and Manchester Securities Corp., an affiliate of Elliott Management Corporation (“Elliott”), has provided an equity commitment of up to approximately $70.7 million to Parent (collectively, the “Equity Financing”), which we anticipate will be sufficient to fund the purchase of all the Shares in the Offer and complete the Merger and to pay related transaction fees and expenses at the Merger Closing. Neither the provision of the Equity Financing by the Cayman Insight Funds and Elliott nor obtaining any debt financing is a condition to the Offer. Notwithstanding the Equity Financing, we may obtain debt financing prior to the Acceptance Time and may use certain cash on hand of E2open to fund the purchase of all the Shares in the Offer and complete the Merger and to pay related transaction fees and expenses at the Merger Closing.

See Section 9—“Source and Amount of Funds.”

What are the most significant conditions to the Offer?

The Offer is conditioned upon, among other things:

(a)	any waiting period (and extensions thereof) applicable to the transactions contemplated by the Merger Agreement (including the Offer and the Merger) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, having expired or been terminated (the “Antitrust Condition”);

(b)	there having been validly tendered and not withdrawn in accordance with the terms of the Offer prior to the Expiration Date (as defined below) that number of Shares which, together with any Shares then owned by Purchaser or Parent, equals at least a majority of all then outstanding Shares as well as Shares that E2open would be required to issue upon conversion, settlement or exercise of all then outstanding options, benefit plans, obligations or securities convertible or exchangeable into such Shares, or other rights to acquire or be issued such Shares, for which E2open has received notices of exercise or conversion prior to the Expiration Date (excluding Shares tendered pursuant to guaranteed delivery procedures in respect of which either the stock certificates or the agent’s message, as applicable, have not yet been received by the depositary pursuant to such procedures in accordance with Section 251(h) of the DGCL) (the “Minimum Condition”);

(c)	as of immediately prior to the Expiration Date there not being any order, judgment, decision, decree, injunction, ruling, award, settlement, stipulation, or writ (whether temporary, preliminary or permanent) (“Order”) issued or granted, or any federal, state, local, municipal, foreign or other law, statute, constitution, principle of common law, ordinance, code, rule, regulation, ruling or other legal requirement (“Law”) enacted, issued or promulgated, by any governmental authority having the effect of preventing or otherwise prohibiting the consummation of the Offer or the Merger, or of making the Merger or the Offer illegal (the “Governmental Authority Condition”);

(d)

the representations and warranties of E2open, without giving effect to any materiality or “Company Material Adverse Effect” (as defined in Section 11—“Merger Agreement; Other Agreements—The Merger Agreement—Representations and Warranties”) qualifications therein, (A) set forth in Section 4.6 (Company Capitalization) of the Merger Agreement being true and correct in all respects (other than de minimis amounts) immediately prior to the Expiration Date (except to the extent expressly made as of an earlier date, in which case as of such earlier date); provided, however, that if one or more inaccuracies in breach of Section 4.6 (Company Capitalization) of the Merger Agreement would cause the aggregate amount required to be paid by Parent, Purchaser or E2open pursuant to the Merger

Agreement to increase, individually or in the aggregate, by $750,000 or more, any such inaccuracy will be considered more than “de minimis” and such condition will be deemed to not have been satisfied, (B) set forth in Section 4.7 (Subsidiaries) of the Merger Agreement being true and correct in all material respects immediately prior to the Expiration Date (except to the extent expressly made as of an earlier date, in which case as of such earlier date), (C) set forth in Section 4.1 (Organization; Good Standing), Section 4.2 (Corporate Power; Enforceability), Section 4.3 (Stockholder Approval), Section 4.25 (Brokers), Section 4.27 (State Anti-Takeover Statutes), and Section 4.28 (Rights Plan) of the Merger Agreement, being true and correct in all respects immediately prior to the Expiration Date (except to the extent expressly made as of an earlier date, in which case as of such earlier date), (D) set forth in the Merger Agreement other than those sections specifically identified in clause (A), (B) or (C) of this paragraph, being true and correct as of immediately prior to the Expiration Date (except to the extent expressly made as of an earlier date, in which case as of such earlier date), except, in the case of this clause (D), where the failure to be true and correct does not have, individually or in the aggregate, a Company Material Adverse Effect;

(e)	E2open not having failed to perform in all material respects its obligations under the Merger Agreement, in each case, on or prior to the Expiration Date;

(f)	a Company Material Adverse Effect not having arisen or occurred since the date of the Merger Agreement that is continuing as of immediately prior to the Expiration Date;

(g)	Parent having received a certificate executed by a duly authorized officer of E2open dated as of the Acceptance Time confirming on behalf of E2open that the conditions set forth in clauses (d), (e) and (f) of the above are duly satisfied immediately prior to the Acceptance Time; and

(h)	the Merger Agreement not having been properly and validly terminated in accordance with its terms.

The foregoing conditions shall be in addition to, and not a limitation of, the rights and obligations of Parent and Purchaser to extend, terminate or modify the Offer pursuant to the terms and conditions of the Merger Agreement or as otherwise agreed to by the parties to the Merger Agreement.

The Offer also is subject to a number of other conditions set forth in this Offer to Purchase. Purchaser expressly reserves the right to waive any condition to the Offer or modify the terms of or conditions to the Offer; provided, however, that, without the prior written consent of E2open in its sole discretion, Purchaser shall not (and Parent shall not permit Purchaser to):

•	waive the Minimum Condition, the Antitrust Condition, or the Governmental Authority Condition;

•	make any change in the terms of or conditions to the Offer that changes the form of consideration payable in the Offer;

•	make any change in the terms of or conditions to the Offer that decreases the Offer Price or the number of Shares sought in the Offer;

•	make any change in the terms of or conditions to the Offer that extends the Offer in a manner other than pursuant to the Merger Agreement;

•	make any change in the terms of or conditions to the Offer that imposes any conditions to the Offer other than those set forth in the Merger Agreement or modifies the conditions to the Offer set forth in the Merger Agreement; or

•	make any change in the terms of or conditions to the Offer that amends any term or condition of the Offer in any manner material and adverse to the holders of the Shares.

See Section 15—“Certain Conditions to the Offer.”

Is the Offer subject to any financing condition?

No. The Offer is not subject to any financing condition.

Have any E2open stockholders agreed to tender their Shares?

Yes. As a condition to Parent’s and Purchaser’s willingness to enter into the Merger Agreement, Parent and Purchaser entered into two Tender and Support Agreements, dated as of the date of the Merger Agreement, with each of (i) Crosspoint Venture Partners 2000, L.P. and Crosspoint Venture Partners 2000 (Q), L.P. and (ii) Mumford Family Trust, Mumford Lana’i LLC and Mumford CVP 2000 L.P. (clauses (i) and (ii), collectively, the “Supporting Stockholders” and such agreements, the “Tender and Support Agreements”). Pursuant to the Tender and Support Agreements, the Supporting Stockholders agreed, subject to certain limited specified exceptions, to tender, and not withdraw, all outstanding Shares beneficially owned by them, or acquired by them after such date (collectively, the “Subject Shares”). In addition, the Supporting Stockholders have agreed, subject to certain exceptions, to refrain from disposing of the Subject Shares and soliciting alternative acquisition proposals to the Merger. The Tender and Support Agreements will terminate upon certain circumstances, including upon termination of the Merger Agreement. The Supporting Stockholders did not, and will not, receive any additional consideration in connection with the execution and delivery of the Tender and Support Agreements.

See Section 8—“Certain Information Concerning Parent and Purchaser” and Section 11—“The Merger Agreement; Other Agreements—Tender and Support Agreements.”

How do I tender my Shares?

If you hold your Shares directly as the registered owner, you can:

•	tender your Shares in the Offer by delivering (A) the certificates representing your Shares, together with a completed and signed Letter of Transmittal and any other documents required by the Letter of Transmittal, to the Depositary (as defined herein), or (B) a completed and signed Letter of Transmittal indicating that you tender all of your Shares, together with any other documents required by the Letter of Transmittal, to the Depositary, or

•	(ii) tender your Shares by following the procedures for book-entry transfer set forth in Section 3 of the Offer to Purchase, not later than the Expiration Date.

The Letter of Transmittal is enclosed with this Offer to Purchase. If you hold your Shares in street name through a broker, dealer, commercial bank, trust company or other nominee, you must contact the institution that holds your Shares and give instructions that your Shares be tendered. You should contact the institution that holds your Shares for more details. If you cannot deliver everything required to make a valid tender to the Depositary before the Expiration Date, you may have a limited amount of additional time by having a financial institution (including most banks, savings and loan associations and brokerage houses) that is a member of a recognized Medallion Program approved by The Securities Transfer Association Inc., including the Securities Transfer Agents Medallion Program (STAMP), the Stock Exchange Medallion Program (SEMP) and the New York Stock Exchange Medallion Signature Program (MSP), guarantee, pursuant to a Notice of Guaranteed Delivery, that the missing items will be received by the Depositary within three NASDAQ Global Market (“NASDAQ”) trading days. However, the Depositary must receive the missing items within that three trading day period.

See Section 3—“Procedures for Accepting the Offer and Tendering Shares.”

How long do I have to decide whether to tender my Shares in the Offer?

You will have until midnight (New York City time) at the end of March 25, 2015, unless we extend the Offer pursuant to the terms of the Merger Agreement (such date and time, as it may be extended in accordance with the terms of the Merger Agreement, the “Expiration Date”) or the Offer is earlier terminated.

The date and time at which acceptance for payment of Shares pursuant to and subject to the conditions to the Offer occurs is referred to as the “Acceptance Time,” which shall occur promptly following the expiration of the Offer (which is expected to be at the end of March 25, 2015 at midnight (New York City time), unless Purchaser extends the Offer pursuant to the terms of the Merger Agreement, and such date and time of the expiration of the

Offer, as it may be extended in accordance with the terms of the Merger Agreement, is referred to as the “Expiration Date”). The date and time at which the Merger becomes effective is referred to as the “Effective Time.”

See Section 1—“Terms of the Offer” and Section 3—“Procedures for Accepting the Offer and Tendering Shares.”

Until what time may I withdraw previously tendered Shares?

You may withdraw your previously tendered Shares at any time until the Expiration Date. Pursuant to Section 14(d)(5) of the Exchange Act, Shares also may be withdrawn at any time after April 27, 2015, which is the 60th day after the date of the commencement of the Offer, unless prior to that date Purchaser has accepted for payment the Shares validly tendered in the Offer.

See Section 4—“Withdrawal Rights.”

How do I withdraw previously tendered Shares?

To withdraw previously tendered Shares, you must deliver a written notice of withdrawal with the required information to the Depositary while you still have the right to withdraw Shares. If you tendered Shares by giving instructions to a broker, banker or other nominee, you must instruct the broker, banker or other nominee to arrange for the withdrawal of your Shares.

See Section 4—“Withdrawal Rights.”

Can the Offer be extended and under what circumstances?

Yes. We have agreed in the Merger Agreement that, subject to our rights to terminate the Merger Agreement in accordance with its terms:

•	if, as of the then-scheduled Expiration Date, any of the conditions to the Offer other than the Minimum Condition has not been satisfied or waived, then Purchaser shall (and Parent shall cause Purchaser to) extend the Offer for one or more successive increments of up to ten business days each;

•	if, as of the then-scheduled Expiration Date, all of the conditions to the Offer other than the Minimum Condition have been satisfied or waived by Parent, then Purchaser shall (and Parent shall cause Purchaser to) extend the Offer beyond the then-scheduled Expiration Date for one or more successive increments of ten business days each, though Purchaser is not required to extend the Offer on more than two occasions;

•	Purchaser shall (and Parent shall cause Purchaser to) extend the Offer for any period required by any Law or Order, or any rule, regulation, interpretation or position of the SEC, its staff, or NASDAQ, in each case, as applicable to the Offer.

Neither Parent nor Purchaser shall, however, terminate or withdraw the Offer prior to any scheduled Expiration Date, except in the event of the termination of the Merger Agreement.

See Section 1—“Terms of the Offer” of this Offer to Purchase for more details on our obligation and ability to extend the Offer.

How will I be notified if the Offer is extended?

If we extend the Offer, we will inform Computershare Trust Company, N.A., which is the depositary for the Offer (“Depositary”), of any extension and will issue a press release announcing the extension not later than 9:00 a.m. (New York City time), on the next business day after the day on which the Offer was scheduled to expire.

See Section 1—“Terms of the Offer.”

If the Offer is completed, will E2open continue as a public company?

If the Minimum Condition is satisfied, as soon as practicable following the Acceptance Time, and in any case no later than the Merger Closing Date, we intend to effect the Merger. If the Merger takes place, E2open will no longer be publicly traded. Because the Merger will be governed by Section 251(h) of the DGCL, no stockholder vote will be required to consummate the Merger.

See Section 13—“Certain Effects of the Offer.”

If I decide not to tender, how will the Offer affect my Shares?

If the Offer is consummated and certain other conditions are met, the Merger will occur and all of the Shares outstanding prior to the Effective Time (other than Shares held by Parent, Purchaser, E2open or any other direct or indirect wholly-owned subsidiary of Parent, Purchaser or E2open or by any stockholder of E2open who validly exercises dissenters’ rights under Delaware law with respect to such Shares) will at the Effective Time be converted into the right to receive the Offer Price without interest and less any applicable withholding taxes. Therefore, if the Merger takes place, the only difference to you between tendering your Shares and not tendering your Shares is that you will be paid earlier if you tender your Shares. Appraisal rights are available under Section 262 of the DGCL.

See the “Introduction” to this Offer to Purchase and Section 13—“Certain Effects of the Offer.”

Will I have appraisal rights in connection with the Offer?

No appraisal rights will be available to you in connection with the Offer. However, subject to and in accordance with Delaware law, holders of Shares will be entitled to appraisal rights in connection with the Merger if they do not tender Shares in the Offer and properly perfect their right to seek appraisal under Delaware law in connection with the Merger.

See Section 17—“Appraisal Rights.”

What is the market value of my Shares as of a recent date?

On February 4, 2015, which was the last trading day prior to the Merger Agreement being executed, the reported closing sales price of the Shares on NASDAQ was $6.11. On February 25, 2015, the last full trading day before the commencement of the Offer, the reported closing sales price of the Shares on NASDAQ was $8.56. The Offer Price represents a premium of approximately 41% over the February 4, 2015 closing stock price.

See Section 6—“Price Range of Shares; Dividends.”

What will happen to my stock options in the Offer?

The Offer is made only for Shares and is not made for any stock options to purchase Shares (which we refer to as “Options”). Pursuant to the Merger Agreement and except as otherwise agreed by any holder of an Option and Parent, each outstanding option to purchase Shares granted under E2open’s 2003 Stock Plan and 2012 Equity Compensation Plan (each as amended, collectively, the “Stock Plans”) that is outstanding as of immediately prior to the Effective Time, whether vested or unvested, will be cancelled and terminated as of the Effective Time in exchange for the right to receive (at the Effective Time or as promptly as practicable thereafter) a cash amount, if any, equal to the product obtained by multiplying (x) the aggregate number of Shares that were issuable upon exercise of such Option immediately prior to the Effective Time, by (y) the Offer Price for each Share, less the per Share exercise price of such Option (less all applicable tax deductions and withholdings required by law to be withheld in respect of such payment and without interest); provided, however, that if the per Share exercise price of any Option equals or exceeds the Offer Price, such Option will be cancelled without any payment or consideration and all rights with respect to such Option shall terminate as of the Effective Time.

See Section 11—“The Merger Agreement; Other Agreements—Merger Agreement—Treatment of Options and Restricted Stock; Stock Plans.”

What will happen to my restricted stock units in the Offer?

The Offer is made only for Shares and is not made for any restricted stock units of E2open (the “Restricted Stock Units”). Pursuant to the Merger Agreement and except as otherwise agreed to by a holder of a Restricted Stock Unit and Parent, each Restricted Stock Unit granted under any Stock Plan that is outstanding immediately prior to the Effective Time will be cancelled and terminated as of the Effective Time in exchange for the right to receive (at the Effective Time or as promptly as practicable thereafter) a cash amount equal to the product obtained by multiplying (i) the aggregate number of Shares subject to such Restricted Stock Unit immediately prior to the Effective Time (subject to the next paragraph), by (ii) the Offer Price (less all applicable tax deductions and withholdings required by law to be withheld in respect of such payment and without interest).

For each outstanding Restricted Stock Unit that is subject to performance-based vesting for which (A) the financial results for the applicable performance period has been certified by E2open’s Audit Committee as of the Effective Time and (B) the award agreement (as in effect on the date of the Merger Agreement) does not provide an opportunity to earn Shares through performance following the completion of the initial performance period (a “Catch-Up Opportunity”) that, as of immediately prior to the Effective Time, is still available, the number of Shares subject to such Restricted Stock Unit will be determined based upon actual performance. For each outstanding Restricted Stock Unit that is subject to performance-based vesting for which (A) the financial results for the applicable performance period have not been certified by E2open’s Audit Committee as of the Effective Time or (B) the award agreement (as in effect on the date of the Merger Agreement) provides a Catch-Up Opportunity that, as of immediately prior to the Effective Time, remains available, the number of Shares subject to such Restricted Stock Unit will be determined based upon the target number of Shares subject to such Restricted Stock Unit.

See Section 11—“The Merger Agreement; Other Agreements—Merger Agreement—Treatment of Options and Restricted Stock; Stock Plans.”

What are the material United States federal income tax consequences of tendering Shares?

The receipt of cash in exchange for your Shares pursuant to the Offer or the Merger generally will be a taxable transaction for United States federal income tax purposes and may also be a taxable transaction under applicable state, local or foreign income or other tax laws.

We urge you to consult your own tax advisor as to the particular tax consequences to you of the Offer and the Merger.

See Section 5—“Certain United States Federal Income Tax Consequences” for a more detailed discussion of the tax consequences of the Offer and the Merger.

Who should I call if I have questions about the Offer?

You may call Georgeson Inc. at (800) 905-7281 (Toll Free). Georgeson Inc. is acting as the information agent for our tender offer. See the back cover of this Offer to Purchase for additional contact information.

To the Holders of

Shares of Common Stock of E2open,

INTRODUCTION

Eagle Acquisition Sub, Corp. (which we refer to as “Purchaser”), a wholly-owned subsidiary of Eagle Parent Holdings, LLC, a Delaware limited liability company (which we refer to as “Parent”), which is controlled by Insight Venture Partners IX, L.P., Insight Venture Partners IX (Co-Investors), L.P., Insight Venture Partners (Cayman) IX, L.P., each a Cayman Islands exempted limited partnership, and Insight Venture Partners (Delaware) IX, L.P., a Delaware limited partnership (which we refer to collectively as “Sponsors”), is offering to purchase for cash all of the outstanding shares of common stock, par value $0.001 per share (together with the associated rights (the “Rights”) issued pursuant to the Preferred Shares Rights Agreement, dated January 16, 2015, by and between E2open, Inc. and Computershare Trust Company, N.A., the “Shares”), of E2open, Inc., a Delaware corporation (which we refer to as the “Company” or “E2open”) at a purchase price of $8.60 per Share (the “Offer Price”), net to the seller in cash, without interest thereon and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in this Offer to Purchase (the “Offer to Purchase”) and in the related Letter of Transmittal (the “Letter of Transmittal” which, together with this Offer to Purchase and other related materials, as each may be amended or supplemented from time to time in accordance with the terms of the Merger Agreement (as defined below), constitutes the “Offer”).

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of February 4, 2015 (as it may be amended or supplemented from time to time in accordance with its terms, the “Merger Agreement”), by and among Parent, Purchaser and E2open. The Merger Agreement provides, among other things, that as promptly as practicable following the Acceptance Time (as defined herein), and subject to the satisfaction or waiver of conditions set forth in the Merger Agreement, Purchaser will be merged with and into E2open (the “Merger”), with E2open continuing as the surviving corporation (which we refer to as the “Surviving Corporation”) in the Merger and a wholly-owned subsidiary of Parent. The closing of the Merger is referred to as the “Merger Closing” and the date of the Merger Closing is referred to as the “Merger Closing Date.” The date and time at which acceptance for payment of Shares pursuant to and subject to the conditions to the Offer occurs is referred to as the “Acceptance Time,” which shall occur promptly following the expiration of the Offer (which is expected to be at the end of March 25, 2015 at midnight (New York City time), unless Purchaser extends the Offer pursuant to the terms of the Merger Agreement, such date and time of the expiration of the Offer, as it may be extended in accordance with the terms of the Merger Agreement, is referred to as the “Expiration Date”). In the Merger, each Share issued and outstanding immediately prior to the effective time of the Merger (the “Effective Time”), other than (i) Shares owned by Parent, Purchaser, E2open or any other direct or indirect wholly-owned subsidiary of Parent, Purchaser or E2open, and (ii) Shares owned by stockholders who validly exercise dissenters’ rights under Delaware law with respect to such Shares, will be automatically converted into the right to receive the Offer Price, without interest thereon and less any applicable withholding taxes. As a result of the Merger, E2open will cease to be a publicly traded company and will become wholly-owned by Parent. Under no circumstances will interest be paid on the purchase price for Shares, regardless of any extension of the Offer or any delay in making payment for Shares. The Merger Agreement is more fully described in Section 11—“The Merger Agreement; Other Agreements,” which also contains a discussion of the treatment of E2open stock options and restricted stock units.

Tendering stockholders who are record owners of their Shares and who tender directly to Computershare Trust Company, N.A. (the “Depositary”) will not be obligated to pay brokerage fees or commissions or, except as otherwise provided in Instruction 6 of the Letter of Transmittal, stock transfer taxes with respect to the purchase of Shares by Purchaser pursuant to the Offer. Stockholders who hold their Shares through a broker, banker or other nominee should consult such institution as to whether it charges any service fees or commissions.

The Offer is not subject to any financing condition. The Offer is conditioned upon, among other things, the satisfaction of (i) the Minimum Condition (as described below), (ii) the Antitrust Condition (as described below)

and (iii) the Governmental Authority Condition (as described below). The Minimum Condition requires that the number of Shares validly tendered and not withdrawn in accordance with the terms of the Offer prior to midnight (New York City time) at the end of March 25, 2015, unless Purchaser extends the Offer pursuant to the terms of the Merger Agreement (such date and time, as it may be extended in accordance with the terms of the Merger Agreement, the “Expiration Date”), together with any Shares then owned by Purchaser or Parent, shall equal at least a majority of all then outstanding Shares as well as Shares that E2open would be required to issue upon conversion, settlement or exercise of all then outstanding options, benefit plans, obligations or securities convertible or exchangeable into such Shares, or other rights to acquire or be issued such Shares, for which E2open has received notices of exercise or conversion prior to the Expiration Date (excluding Shares tendered pursuant to guaranteed delivery procedures in respect of which either the stock certificates or the agent’s message, as applicable, have not yet been received by the depositary pursuant to such procedures in accordance with Section 251(h) of the General Corporation Law of the State of Delaware (the “DGCL”)). The Antitrust Condition requires that any applicable waiting period (or any extension thereof) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), has expired or been terminated. The Governmental Authority Condition requires that no order, judgment, decision, decree, injunction, ruling, award, settlement, stipulation, or writ (whether temporary, preliminary or permanent) (“Order”) has been issued or granted, or any federal, state, local, municipal, foreign or other law, statute, constitution, principle of common law, ordinance, code, rule, regulation, ruling or other legal requirement (“Law”) has been enacted, issued or promulgated, by any governmental authority having the effect of preventing or otherwise prohibiting the consummation of the Offer or the Merger, or of making the Merger or the Offer illegal. The Offer also is subject to other conditions as described in this Offer to Purchase. See Section 15—“Certain Conditions to the Offer.”

After careful consideration, E2open’s board of directors (the “E2open Board”), among other things, has unanimously (i) determined that the terms of the Offer, the Merger and the other transactions contemplated by the Merger Agreement are fair to, and in the best interests of, E2open and its stockholders; (ii) determined that it is in the best interests of E2open and its stockholders, and declared it advisable, to enter into the Merger Agreement; (iii) approved (A) the execution and delivery by E2open of the Merger Agreement, (B) the performance by E2open of its covenants and agreements in the Merger Agreement and (C) the consummation of the Offer, the Merger and the other transactions contemplated in the Merger Agreement, including the Tender and Support Agreements (as defined herein); and (iv) resolved to recommend that E2open’s stockholders accept the Offer and tender their Shares to Purchaser pursuant to the Offer (the “Company Board Recommendation”).

A more complete description of the E2open Board’s reasons for authorizing and approving the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, is set forth in E2open’s Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits and annexes attached thereto, the “Schedule 14D-9”) that is being furnished to stockholders in connection with the Offer. Stockholders should carefully read the information set forth in the Schedule 14D-9, including the information set forth under “Item 4. The Solicitation or Recommendation – Recommendation of the Board.”

E2open has advised Parent that, on February 25, 2015, (i) 29,320,462 Shares were issued and outstanding, (ii) 2,228,854 Shares were issuable upon the exercise of outstanding stock options (which we refer to as “Options”), (iii) 1,334,114 Shares were subject to restricted stock units which were subject to only time-based vesting, and (iv) 357,906 Shares were subject to restricted stock units which were subject to performance-based vesting for which the financial results had not been certified by E2open’s Audit Committee as of the Effective Time or for which a Catch-Up Opportunity (as defined in Section 11—“Merger Agreement; Other Agreements—The Merger Agreement—Treatment of Options and Restricted Stock; Stock Plans”) remained available, based upon the target number of Shares subject to such restricted stock units (which restricted stock units described in (ii) and (iii) we refer to collectively as “Restricted Stock Units”). Assuming that Shares are issued pursuant to the exercise of all Options and the vesting of all Restricted Stock Units (based on the target number of Shares subject to such Restricted Stock Units subject to performance-based vesting) prior to the Expiration Date, there would be 33,241,336 Shares outstanding and the Minimum Condition would be satisfied if at least 16,620,669 Shares are validly tendered and not withdrawn prior to the Expiration Date (excluding Shares tendered pursuant to guaranteed delivery procedures in respect of which either the stock certificates or the agent’s message, as applicable, have not yet been received by the depositary pursuant to such procedures in accordance with Section 251(h) of the DGCL).

Pursuant to the Merger Agreement, at the Effective Time, (a) the members of the board of directors of Purchaser immediately prior to the Effective Time will become the initial directors of the Surviving Corporation and (b) the officers of E2open immediately prior to the Effective Time will become the initial officers of the Surviving Corporation, in each case to hold office in accordance with the certificate of incorporation and bylaws of the Surviving Corporation until their respective successors have been duly elected or appointed or qualified.

If the Minimum Condition is met, Purchaser will have acquired a sufficient number of Shares after the Acceptance Time to approve the Merger without a vote of the stockholders of E2open pursuant to Section 251(h) of the DGCL. Therefore, the parties have agreed to take all necessary and lawful actions to cause the Merger to become effective as promptly as practicable following the Acceptance Time, without a meeting of the stockholders of E2open, in accordance with Section 251(h) of the DGCL.

Certain United States federal income tax consequences of the sale of Shares pursuant to the Offer and the exchange of Shares in the Merger are described in Section 5—“Certain United States Federal Income Tax Consequences.”

This Offer to Purchase and the related Letter of Transmittal contain important information that should be read carefully before any decision is made with respect to the Offer.

THE TENDER OFFER

1.	Terms of the Offer.

Upon the terms and subject to the conditions to the Offer (including, if the Offer is extended or amended, the terms and conditions of such extension or amendment), we will accept for payment and promptly pay for all Shares validly tendered prior to the Expiration Date and not withdrawn as permitted under Section 4—“Withdrawal Rights.”

The date and time at which acceptance for payment of Shares pursuant to and subject to the conditions to the Offer occurs is referred to as the “Acceptance Time,” which shall occur promptly following the expiration of the Offer (which is expected to be at the end of March 25, 2015 at midnight (New York City time), unless Purchaser extends the Offer pursuant to the terms of the Merger Agreement, and such date and time of the expiration of the Offer, as it may be extended in accordance with the terms of the Merger Agreement, is referred to as the “Expiration Date”). The time at which the Merger becomes effective is referred to as the “Effective Time.”

The Offer is conditioned upon, among other things, the satisfaction of the Minimum Condition, the Antitrust Condition, the Governmental Authority Condition and the other conditions described in Section 15—“Certain Conditions to the Offer.”

The Expiration Date may be extended in certain circumstances in accordance with the Merger Agreement, including that (i) if, as of the then-scheduled Expiration Date, any of the conditions to the Offer other than the Minimum Condition has not been satisfied or waived, then Purchaser shall (and Parent shall cause Purchaser to) extend the Offer for one or more successive increments of up to ten business days each; and (ii) if, as of the then-scheduled Expiration Date, all of the conditions to the Offer other than the Minimum Condition have been satisfied or waived by Parent, then Purchaser shall (and Parent shall cause Purchaser to) extend the Offer beyond the then-scheduled Expiration Date for one or more successive increments of ten business days each, though Purchaser is not required to extend the Offer on more than two occasions; and (iii) Purchaser shall (and Parent shall cause Purchaser to) extend the Offer for any period required by any Law or Order, or any rule, regulation, interpretation or position of the Securities and Exchange Commission (the “SEC”), its staff, or The NASDAQ Global Market (“NASDAQ”), in each case, as applicable to the Offer.

Subject to the applicable rules and regulations of the SEC, Purchaser expressly reserves the right to waive any condition to the Offer or modify the terms of or conditions to the Offer; provided, however, that, without the prior written consent of E2open in its sole discretion, Purchaser shall not (and Parent shall not permit Purchaser to) (i) waive the Minimum Condition, the Antitrust Condition, or the Governmental Authority Condition; (ii) make any change in the terms of or conditions to the Offer that changes the form of consideration payable in the Offer; (iii) make any change in the terms of or conditions to the Offer that decreases the Offer Price or the number of Shares sought in the Offer; (iv) make any change in the terms of or conditions to the Offer that extends the Offer in a manner other than pursuant to the Merger Agreement; (v) make any change in the terms of or conditions to the Offer that imposes any conditions to the Offer other than those set forth in the Merger Agreement or modifies the conditions to the Offer set forth in the Merger Agreement; or (vi) make any change in the terms of or conditions to the Offer that amends any term or condition of the Offer in any manner material and adverse to the holders of the Shares. Any extension, delay, termination or amendment of the Offer will be followed as promptly as practicable by public announcement thereof, and such announcement in the case of an extension will be made no later than 9:00 a.m. (New York City time) on the next business day after the previously scheduled Expiration Date. Without limiting the manner in which Purchaser may choose to make any public announcement, it currently intends to make announcements regarding the Offer by issuing a press release and making any appropriate filing with the SEC.

If we extend the Offer, are delayed in our acceptance for payment of or payment (whether before or after our acceptance for payment for Shares) for Shares or are unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to our rights under the Offer and the Merger Agreement, the Depositary may retain tendered Shares on our behalf, and such Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described herein under Section 4—“Withdrawal Rights.” However, our ability to delay the payment for Shares that we have accepted for payment is limited by Rule 14e-1(c) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), which requires us to promptly pay the consideration offered or return the securities deposited by or on behalf of stockholders promptly after the termination or withdrawal of the Offer.

If we make a material change in the terms of the Offer or the information concerning the Offer or if we waive a material condition of the Offer, we will disseminate additional tender offer materials and extend the Offer if and to the extent required by Rules 14d-4(d)(1), 14d-6(c) and 14e-1 under the Exchange Act. The minimum period during which an offer must remain open following material changes in the terms of the Offer or information concerning the Offer, other than a change in price or a change in percentage of securities sought, will depend upon the facts and circumstances, including the relative materiality of the terms or information changes. We understand that in the SEC’s view, an offer should remain open for a minimum of five business days from the date the material change is first published, sent or given to stockholders, and with respect to a change in price or a change in percentage of securities sought, a minimum ten business day period generally is required to allow for adequate dissemination to stockholders and investor response.

If, on or before the Expiration Date, we increase the consideration being paid for Shares accepted for payment in the Offer, such increased consideration will be paid to all stockholders whose Shares are purchased in the Offer, whether or not such Shares were tendered before the announcement of the increase in consideration.

We are prohibited from providing a subsequent offering period for the Offer without the prior written consent of E2open. We do not currently intend to provide a subsequent offering period for the Offer, although we reserve the right to do so, subject to E2open’s prior written consent.

We expressly reserve the right, in our sole discretion, subject to the terms and conditions of the Merger Agreement and the applicable rules and regulations of the SEC, not to accept for payment any Shares if, at the

Expiration Date, any of the conditions to the Offer have not been satisfied. See Section 15—“Certain Conditions to the Offer.” Under certain circumstances, we may terminate the Merger Agreement and the Offer. Without limiting the generality of the foregoing, we may terminate the Merger Agreement if:

•	the Offer has expired or been terminated in accordance with the terms of the Merger Agreement and the Offer without Purchaser having accepted for payment any Shares tendered pursuant to the Offer on or before ninety days after the date of the Merger Agreement (the “Termination Date”), provided neither Parent nor Purchaser are responsible for the conditions having failed to be satisfied as set forth in the Merger Agreement;

•	E2open has breached or otherwise violated any of its material covenants, agreements or other obligations under the Merger Agreement, or any of the representations and warranties of E2open set forth in the Merger Agreement have become inaccurate and will prevent the conditions to the Offer from being satisfied by the Termination Date, and such breach, violation or inaccuracy is incapable of being cured, or is not cured, by E2open within twenty calendar days following receipt of written notice from Parent of such breach, violation or inaccuracy (assuming neither Parent nor Purchaser are in material breach of the Merger Agreement at the time);

•	the E2open Board, or any committee that is authorized by the E2open Board to negotiate on behalf of E2open or the E2open Board, or to take any action that could be taken by E2open or the E2open Board, in respect of the Offer, the Merger and other transactions contemplated in the Merger Agreement (the “E2open Board Committee”), has effected a Company Board Recommendation Change (as defined herein);

•	Parent has requested to E2open to publicly reconfirm the Company Board Recommendation following a public Acquisition Proposal (as defined herein), and the E2open Board has failed to do so within ten business days after receipt of the first request from Parent and within five business days in respect of any subsequent requests;

•	a tender or exchange offer for Shares that constitutes an Acquisition Proposal is commenced by a person unaffiliated with Parent and, within ten business days after the public announcement of the commencement of such Acquisition Proposal, E2open has not filed a Schedule 14D-9 pursuant to Rule 14e-2 and Rule 14d-9 promulgated under the Exchange Act recommending that E2open stockholders reject such Acquisition Proposal and not tender any Shares into such tender or exchange offer.

E2open has provided us with E2open’s stockholder list and security position listings for the purpose of disseminating this Offer to Purchase, the related Letter of Transmittal and other related materials to holders of Shares. This Offer to Purchase and the related Letter of Transmittal will be mailed to record holders of Shares whose names appear on E2open’s stockholder list and will be furnished, for subsequent transmittal to beneficial owners of Shares, to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Shares.

2.	Acceptance for Payment and Payment for Shares.

Subject to the satisfaction or waiver of all the conditions to the Offer set forth in Section 15—“Certain Conditions to the Offer,” we will accept for payment and promptly pay for Shares validly tendered and not withdrawn pursuant to the Offer on or after the Expiration Date. If we, with E2open’s consent, commence a subsequent offering period in connection with the Offer, we will immediately accept for payment and promptly pay for all additional Shares tendered during such subsequent offering period, subject to and in compliance with the requirements of Rule 14d-11(e) under the Exchange Act. Subject to compliance with Rule 14e-1(c) under the Exchange Act, we expressly reserve the right to delay payment for Shares in order to comply in whole or in part with any applicable law, including, without limitation, the HSR Act. See Section 16—“Certain Legal Matters; Regulatory Approvals.”

In all cases, we will pay for Shares tendered and accepted for payment pursuant to the Offer only after timely receipt by the Depositary of (i) (A) the certificates evidencing such Shares (the “Share Certificates”) or (B)

confirmation of a book-entry transfer of such Shares (a “Book-Entry Confirmation”) into the Depositary’s account at The Depository Trust Company (“DTC”) pursuant to the procedures set forth in Section 3—“Procedures for Accepting the Offer and Tendering Shares,” (ii) the Letter of Transmittal, properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer, an Agent’s Message (as described below) in lieu of the Letter of Transmittal and (iii) any other documents required by the Letter of Transmittal. Accordingly, tendering stockholders may be paid at different times depending upon when Share Certificates or Book-Entry Confirmations with respect to Shares are actually received by the Depositary.

The term “Agent’s Message” means a message, transmitted by DTC to and received by the Depositary and forming a part of a Book-Entry Confirmation, that states that DTC has received an express acknowledgment from the participant in DTC tendering the Shares that are the subject of such Book-Entry Confirmation, that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that Purchaser may enforce such agreement against such participant.

On the terms of and subject to the conditions to the Offer, promptly after the Expiration Date, we will accept for payment, and pay for, all Shares validly tendered to us in the Offer and not validly withdrawn on or prior to the Expiration Date of the Offer. For purposes of the Offer, we will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not validly withdrawn as, if and when we give oral or written notice to the Depositary of our acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions to the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the Offer Price for such Shares with the Depositary, which will act as paying agent for tendering stockholders for the purpose of receiving payments from us and transmitting such payments to tendering stockholders whose Shares have been accepted for payment. If we extend the Offer, are delayed in our acceptance for payment of Shares or are unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to our rights under the Offer and the Merger Agreement, the Depositary may retain tendered Shares on our behalf, and such Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described herein under Section 4—“Withdrawal Rights” and as otherwise required by Rule 14e-1(c) under the Exchange Act. Under no circumstances will we pay interest on the purchase price for Shares by reason of any extension of the Offer or any delay in making such payment for Shares.

Shares tendered by Notice of Guaranteed Delivery will not be deemed validly tendered for purposes of satisfying the Minimum Condition unless and until Shares underlying such Notice of Guaranteed Delivery are received by the Depositary pursuant to Section 251(h) of the DGCL or unless otherwise mutually agreed by E2open and us.

If any tendered Shares are not accepted for payment for any reason pursuant to the terms and conditions to the Offer, or if Share Certificates are submitted evidencing more Shares than are tendered, Share Certificates evidencing unpurchased Shares will be returned, without expense to the tendering stockholder (or, in the case of Shares tendered by book-entry transfer into the Depositary’s account at DTC pursuant to the procedure set forth in Section 3—“Procedures for Accepting the Offer and Tendering Shares,” such Shares will be credited to an account maintained at DTC), promptly following the expiration or termination of the Offer.

3.	Procedures for Accepting the Offer and Tendering Shares.

Valid Tenders. In order for a stockholder to validly tender Shares pursuant to the Offer, the Letter of Transmittal, properly completed and duly executed, together with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal) and any other documents required by the Letter of Transmittal must be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase and either (A) the Share Certificates evidencing tendered Shares must be received by the Depositary at such address, (B) such Shares must be tendered pursuant to the procedure for book-entry transfer described below and a Book-Entry Confirmation must be received by the Depositary, or (C) the guaranteed delivery procedure described below must be complied with, in each case prior to the Expiration Date.

Book-Entry Transfer. The Depositary will establish an account with respect to the Shares at DTC for purposes of the Offer within two business days after the date of this Offer to Purchase. Any financial institution that is a participant in the system of DTC may make a book-entry delivery of Shares by causing DTC to transfer such Shares into the Depositary’s account at DTC in accordance with DTC’s procedures for such transfer. However, although delivery of Shares may be effected through book-entry transfer at DTC, either the Letter of Transmittal, properly completed and duly executed, together with any required signature guarantees, or an Agent’s Message in lieu of the Letter of Transmittal, and any other required documents, must, in any case, be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Date, or the guaranteed delivery procedure described below must be complied with. Delivery of documents to DTC does not constitute delivery to the Depositary.

Guaranteed Delivery. If you wish to tender Shares pursuant to the Offer and cannot deliver such Shares and all other required documents to the Depositary by the Expiration Date or cannot complete the procedure for delivery by book-entry transfer on a timely basis, you may nevertheless tender such Shares if all of the following conditions are met:

(i) such tender is made by or through an Eligible Institution (as defined below);

(ii) a properly completed and duly executed Notice of Guaranteed Delivery in the form provided by us is received by the Depositary, as provided below, by the Expiration Date; and

(iii) the certificates for such Shares (or a confirmation of a book-entry transfer of such Shares into the Depositary’s account at DTC), together with a properly completed and duly executed Letter of Transmittal together with any required signature guarantee or an Agent’s Message and any other required documents, are received by the Depositary within three NASDAQ trading days after the date of execution of the Notice of Guaranteed Delivery.

The Notice of Guaranteed Delivery may be delivered or transmitted by telegram, telex, facsimile transmission or mail to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in such Notice of Guaranteed Delivery.

Guarantee of Signatures. No signature guarantee is required on the Letter of Transmittal (i) if the Letter of Transmittal is signed by the registered holder(s) (which term, for purposes of this Section 3, includes any participant in DTC’s systems whose name appears on a security position listing as the owner of the Shares) of the Shares tendered therewith, unless such registered holder has completed either the box entitled “Special Payment Instructions” or the box entitled “Special Delivery Instructions” on the Letter of Transmittal or (ii) if the Shares are tendered for the account of a financial institution (including most commercial banks, savings and loan associations and brokerage houses) that is a member in good standing of the Securities Transfer Agents Medallion Program or any other “eligible guarantor institution,” as such term is defined in Rule 17Ad-15 of the Exchange Act (each an “Eligible Institution” and, collectively, “Eligible Institutions”). In all other cases, all signatures on a Letter of Transmittal must be guaranteed by an Eligible Institution. See Instruction 1 of the Letter of Transmittal. If a Share Certificate is registered in the name of a person or persons other than the signer of the Letter of Transmittal, or if payment is to be made or delivered to, or a Share Certificate not accepted for payment or not tendered is to be issued in, the name of a person other than the registered holder, then the Share Certificate must be endorsed or accompanied by duly executed stock powers, in either case signed exactly as the name of the registered holder appears on the Share Certificate, with the signature on such Share Certificate or stock powers guaranteed by an Eligible Institution as provided in the Letter of Transmittal. See Instructions 1 and 5 of the Letter of Transmittal.

Notwithstanding any other provision of this Offer to Purchase, payment for Shares accepted pursuant to the Offer will in all cases only be made after timely receipt by the Depositary of (i) (A) Share Certificates evidencing such Shares or (B) a Book-Entry Confirmation of a book-entry transfer of such Shares into the Depositary’s account at DTC pursuant to the procedures set forth in this Section 3, (ii) the Letter of Transmittal, properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer, an Agent’s

Message in lieu of the Letter of Transmittal and (iii) any other documents required by the Letter of Transmittal. Accordingly, tendering stockholders may be paid at different times depending upon when Share Certificates or Book-Entry Confirmations with respect to Shares are actually received by the Depositary.

The method of delivery of Share Certificates, the Letter of Transmittal and all other required documents, including delivery through DTC, is at the option and risk of the tendering stockholder, and the delivery of all such documents will be deemed made (and the risk of loss and the title of Share Certificates will pass) only when actually received by the Depositary (including, in the case of a book-entry transfer, receipt of a Book-Entry Confirmation). If delivery is by mail, registered mail with return receipt requested, properly insured, is recommended. In all cases, sufficient time should be allowed to ensure timely delivery prior to the Expiration Date.

Irregularities. The tender of Shares pursuant to any one of the procedures described above will constitute the tendering stockholder’s acceptance of the Offer, as well as the tendering stockholder’s representation and warranty that such stockholder has the full power and authority to tender and assign the Shares tendered, as specified in the Letter of Transmittal. Our acceptance for payment of Shares tendered pursuant to the Offer will constitute a binding agreement between the tendering stockholder and us upon the terms and subject to the conditions to the Offer (and if the Offer is extended or amended, the terms of or the conditions to any such extension or amendment).

Determination of Validity. All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by us, in our sole discretion. We reserve the absolute right to reject any and all tenders determined by us not to be in proper form or the acceptance for payment of which may, in the opinion of our counsel, be unlawful. We also reserve the absolute right to waive any defect or irregularity in the tender of any Shares of any particular stockholder, whether or not similar defects or irregularities are waived in the case of other stockholders. No tender of Shares will be deemed to have been validly made until all defects and irregularities have been waived or cured within such time as we shall determine. None of Purchaser, the Depositary, Georgeson Inc. (the “Information Agent”) or any other person will be under any duty to give notice of any defects or irregularities in tenders or incur any liability for failure to give any such notice. Any determination made by us with respect to the terms and conditions to the Offer may be challenged by E2open’s stockholders, to the extent permitted by law, and are subject to review by a court of competent jurisdiction.

Appointment. By executing the Letter of Transmittal as set forth above, the tendering stockholder will irrevocably appoint designees of Purchaser as such stockholder’s attorneys-in-fact and proxies in the manner set forth in the Letter of Transmittal, each with full power of substitution, to the full extent of such stockholder’s rights with respect to the Shares tendered by such stockholder and accepted for payment by Purchaser and with respect to any and all other Shares or other securities or rights issued or issuable in respect of such Shares. All such powers of attorney and proxies will be considered irrevocable and coupled with an interest in the tendered Shares. Such appointment will be effective when, and only to the extent that, we accept for payment Shares tendered by such stockholder as provided herein. Upon such appointment, all prior powers of attorney, proxies and consents given by such stockholder with respect to such Shares or other securities or rights will, without further action, be revoked and no subsequent powers of attorney, proxies, consents or revocations may be given by such stockholder (and, if given, will not be deemed effective). The designees of Purchaser will thereby be empowered to exercise all voting and other rights with respect to such Shares and other securities or rights, including, without limitation, in respect of any annual, special or adjourned meeting of E2open’s stockholders, actions by written consent in lieu of any such meeting or otherwise, as they in their sole discretion deem proper.

We reserve the right to require that, in order for Shares to be deemed validly tendered, immediately upon our acceptance for payment of such Shares, Purchaser or its designees must be able to exercise full voting, consent and other rights with respect to such Shares and other related securities or rights, including voting at any meeting of E2open’s stockholders.

Information Reporting and Backup Withholding. Payments made to stockholders of E2open in the Offer or the Merger generally will be subject to information reporting and may be subject to backup withholding. To avoid backup withholding, U.S. stockholders that do not otherwise establish an exemption should complete and return the Form W-9 included in the Letter of Transmittal, certifying that such stockholder is a United States person, the taxpayer identification number provided is correct, and that such stockholder is not subject to backup withholding. Foreign stockholders should submit an appropriate and properly completed Internal Revenue Service (“IRS”) Form W-8 in order to avoid backup withholding. Such stockholders should consult a tax advisor to determine which Form W-8 is appropriate.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against a stockholder’s United States federal income tax liability, provided the required information is timely furnished in the appropriate manner to the IRS.

4.	Withdrawal Rights.

Except as otherwise provided in this Section 4, tenders of Shares made pursuant to the Offer are irrevocable.

Shares tendered pursuant to the Offer may be withdrawn at any time prior to midnight (New York City time) on the Expiration Date and, unless theretofore accepted for payment by Purchaser pursuant to the Offer, may also be withdrawn at any time after April 27, 2015, which is the 60th day after the date of the commencement of the Offer.

For a withdrawal to be effective, a written notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover page of this Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of such Shares, if different from that of the person who tendered such Shares. If Share Certificates evidencing Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such Share Certificates, the serial numbers shown on such Share Certificates must be submitted to the Depositary and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution, unless such Shares have been tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedure for book-entry transfer as set forth in Section 3—“Procedures for Accepting the Offer and Tendering Shares,” any notice of withdrawal must also specify the name and number of the account at DTC to be credited with the withdrawn Shares.

Withdrawals of Shares may not be rescinded. Any Shares validly withdrawn will thereafter be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Shares may be re-tendered by again following one of the procedures described in Section 3—“Procedures for Accepting the Offer and Tendering Shares” at any time prior to the Expiration Date.

No withdrawal rights will apply to Shares tendered during a subsequent offering period and no withdrawal rights apply during the subsequent offering period with respect to Shares tendered in the Offer and accepted for payment. See Section 1—“Terms of the Offer.”

We will determine, in our sole discretion, all questions as to the form and validity (including time of receipt) of any notice of withdrawal. None of Purchaser, the Depositary, the Information Agent or any other person will be under any duty to give notice of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

5.	Certain United States Federal Income Tax Consequences.

The following is a summary of certain United States federal income tax consequences of the Offer and the Merger to United States stockholders of E2open whose Shares are tendered and accepted for payment pursuant to the Offer or whose Shares are converted into the right to receive cash in the Merger. It does not address tax consequences applicable to holders of Options or Restricted Stock Units. The summary is for general information only and does not purport to consider all aspects of United States federal income taxation that might be relevant to stockholders of E2open. The summary is based on current provisions of the Internal Revenue Code of 1986, as amended (the “Code”), existing, proposed and temporary regulations thereunder and administrative and judicial interpretations thereof, all of which are subject to change, possibly with retroactive effect. We have not sought, and do not intend to seek, any ruling from the IRS with respect to the statements made and the conclusions reached in the following summary, and no assurance can be given that the IRS will agree with the views expressed herein, or that a court will not sustain any challenge by the IRS in the event of litigation.

The summary applies only to U.S. Holders (as defined below) of E2open in whose hands Shares are capital assets within the meaning of Section 1221 of the Code (generally property held for investment). This summary does not address non-U.S., state or local tax consequences of the Offer or the Merger, nor does it purport to address the United States federal income tax consequences of the transactions to stockholders who will actually or constructively own any stock of E2open following the Offer and the Merger, to holders of equity awards under E2open’s equity compensation plans, or to special classes of taxpayers (e.g., non-U.S. taxpayers, small business investment companies, regulated investment companies, real estate investment trusts, controlled foreign corporations, passive foreign investment companies, cooperatives, banks and certain other financial institutions, insurance companies, tax-exempt organizations, retirement plans, stockholders that are, or hold Shares through, partnerships or other pass-through entities for United States federal income tax purposes, United States persons whose functional currency is not the United States dollar, dealers in securities or non-U.S. currency, traders that mark-to-market their securities, expatriates and former long-term residents of the United States, persons subject to the alternative minimum tax, stockholders holding Shares that are part of a straddle, hedging, constructive sale or conversion transaction, and stockholders who received Shares in compensatory transactions, pursuant to the exercise of employee stock options, stock purchase rights, or stock appreciation rights, as restricted stock, or otherwise as compensation.

For purposes of this summary, the term “U.S. Holder” means a beneficial owner of Shares that, for United States federal income tax purposes, is: (i) an individual citizen or resident of the United States; (ii) a corporation, or an entity treated as a corporation for United States federal income tax purposes, created or organized under the laws of the United States, or of any state or the District of Columbia; (iii) an estate, the income of which is subject to United States federal income tax regardless of its source; or (iv) a trust, if (A) a United States court is able to exercise primary supervision over the trust’s administration and one or more United States persons, within the meaning of Section 7701(a)(30) of the Code, have authority to control all of the trust’s substantial decisions or (B) the trust has validly elected to be treated as a United States person for United States federal income tax purposes. This discussion does not address the tax consequences to stockholders who are not U.S. Holders.

If a partnership, or another entity treated as a partnership for United States federal income tax purposes, holds Shares, the tax treatment of the partnership and its partners or members generally will depend upon the status of the partner or member and the partnership’s activities. Accordingly, partnerships or other entities treated as partnerships for United States federal income tax purposes that hold Shares, and partners or members in those entities, are urged to consult their tax advisors regarding the specific United States federal income tax consequences to them of the Offer and the Merger.

Because individual circumstances may differ, each stockholder should consult its, his or her own tax advisor to determine the applicability of the rules discussed below and the particular tax consequences of the Offer and the Merger on a beneficial owner of Shares, including the application and effect of the alternative minimum tax and any state, local and non-U.S. tax laws and changes in any laws.

The exchange of Shares for cash pursuant to the Offer or the Merger will be a taxable transaction to U.S. Holders for United States federal income tax purposes. In general, a U.S. Holder who exchanges Shares for cash pursuant to the Offer or the Merger will recognize gain or loss for United States federal income tax purposes in an amount equal to the difference, if any, between the amount of cash received (determined before the deduction, if any, of withholding taxes) and the U.S. Holder’s adjusted tax basis in the Shares exchanged. Such gain or loss will be long-term capital gain or loss if a U.S. Holder’s holding period for such Shares is more than one year. Long-term capital gain recognized by an individual is generally taxable at a reduced rate. In the case of Shares that have been held for one year or less, capital gain on the sale or exchange of such Shares generally will be subject to United States federal income tax at ordinary income tax rates. The deductibility of capital losses is subject to certain limitations. Under certain circumstances, the federal 3.8% tax on net investment income may apply on the amount of gain (in addition to any long- or short-term capital gain tax) to a U.S. Holder that is an individual, estate or trust.

Gain or loss will be determined separately for each block of Shares (that is, Shares acquired at the same cost in a single transaction) tendered pursuant to the Offer or exchanged for cash pursuant to the Merger.

A U.S. Holder who exchanges Shares pursuant to the Offer or the Merger is subject to information reporting and may be subject to backup withholding unless certain information is provided to the Depositary or an exemption applies. See Section 3—“Procedures for Accepting the Offer and Tendering Shares.”

6.	Price Range of Shares; Dividends.

The Shares currently trade on NASDAQ under the symbol “EOPN” and have been traded since July 26, 2012. E2open advised Purchaser that, as of February 25, 2015, there were (i) 29,320,462 Shares issued and outstanding, (ii) 2,228,854 Shares issuable upon the exercise of Options, (iii) 1,334,114 Shares subject to Restricted Stock Units which were subject to only time-based vesting, and (iv) 357,906 Shares subject to Restricted Stock Units which were subject to performance-based vesting for which the financial results had not been certified by E2open’s Audit Committee as of the Effective Time or for which a Catch-Up Opportunity (as defined in Section 11—“Merger Agreement; Other Agreements—The Merger Agreement—Treatment of Options and Restricted Stock; Stock Plans”) remained available, based upon the target number of Shares subject to such Restricted Stock Units.

The following table sets forth, for the periods indicated, the high and low sale prices per Share for each quarterly period during which the Shares were listed publicly on a national stock exchange within the two preceding fiscal years, as reported on NASDAQ.

	High	Low
Year Ended February 28, 2013
Fourth Quarter	$20.50	$12.95

Year Ended February 28, 2014
First Quarter	$22.00	$12.27
Second Quarter	21.15	13.91
Third Quarter	26.00	18.54
Fourth Quarter	29.82	19.94

Year Ended February 28, 2015
First Quarter	$29.49	$15.42
Second Quarter	21.90	13.19
Third Quarter	15.87	5.31
Fourth Quarter (through February 25, 2015)	9.93	5.21

On February 4, 2015, which was the last trading day prior to the Merger Agreement being executed, the reported closing sales price of the Shares on NASDAQ was $6.11. On February 25, 2015, the last full trading day before the commencement of the Offer, the reported closing sales price of the Shares on NASDAQ was $8.56. The Offer Price represents a premium of approximately 41% over the February 4, 2015 closing stock price.

According to E2open’s Annual Report on Form 10-K for the fiscal year ended February 28, 2014, E2open did not declare cash dividends during the fiscal years ended February 28, 2014 and 2013 on its Shares. Stockholders are urged to obtain a current market quotation for the Shares.

7.	Certain Information Concerning E2open.

Except as specifically set forth herein, the information concerning E2open contained in this Offer to Purchase has been taken from or is based upon information furnished by E2open or its representatives or upon publicly available documents and records on file with the SEC and other public sources. The summary information set forth below is qualified in its entirety by reference to E2open’s public filings with the SEC (which may be obtained and inspected as described below) and should be considered in conjunction with the more comprehensive financial and other information in such reports and other publicly available information.

General. E2open has provided cloud-based supply chain software solutions enabling its customers to collaborate with their trading partners since 2003. E2open’s principal offices are located at 4100 East Third Avenue, Suite 400, Foster City, California 94404 and its telephone number is (650) 645-6500. The following description of E2open and its business has been taken from E2open’s Annual Report on Form 10-K for the fiscal year ended February 28, 2014 and is qualified in its entirety by reference to such Form 10-K; E2open is a leading provider of cloud-based, on-demand software solutions delivered on an integrated platform that enables companies to collaborate with their trading partners to manage demand they cannot predict with supply they do not control.

Preferred Share Purchase Rights. E2open maintains a Preferred Shares Rights Agreement, dated as of January 16, 2015 by and between E2open and Computershare Trust Company, N.A. (as amended, the “Rights Agreement”), pursuant to which Rights were distributed as a dividend at the rate of one Right for each outstanding Share held as of the close of business on January 26, 2015. The Rights Agreement has significant anti-takeover effects by causing substantial dilution to a person or group that attempts to acquire E2open on terms not approved by the E2open Board.

In connection with and prior to the execution of the Merger Agreement, E2open delivered to Purchaser an executed copy of an Amendment to the Rights Agreement, dated as of February 4, 2015, by and between E2open and Computershare Trust Company, N.A. (the “Rights Amendment”). The Rights Amendment renders the Rights Agreement inapplicable to the Offer, the Merger and the Merger Agreement and the other transactions contemplated by the Merger Agreement or the Tender and Support Agreements (or other substantially similar agreements). Specifically, the Rights Amendment provides that none of the approval, execution, delivery or performance of the Merger Agreement or the Tender and Support Agreements (or other substantially similar agreements), or the consummation prior to the termination of the Merger Agreement of the Merger or any of the other transactions contemplated by the Merger Agreement or the Tender and Support Agreements (or other substantially similar agreements), in each case, in accordance with their respective terms, will, among other things (i) cause or permit the Rights to be exercised or exchanged, or (ii) cause Parent, Purchaser, any party to any Tender and Support Agreement (or any other substantially similar agreement) or their respective affiliates to be deemed an Acquiring Person (as defined in the Rights Agreement) for any purpose under the Rights Agreement. The Rights Amendment also provides that the Rights Agreement shall terminate and be void and of no further force or effect immediately prior to the Effective Time in accordance with the terms of the Merger Agreement.

Unless a Distribution Date (as defined in the Rights Agreement) occurs, a tender of Shares will include a tender of the associated Rights. If a Distribution Date does occur, you will need to tender one Right with each Share tendered in order for such Share to be validly tendered in the Offer. We will not pay any additional consideration for the tender of a Right.

The foregoing description of the Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement which is filed as Exhibit 4.1 to E2open’s Current Report on Form 8-K filed with the SEC on January 20, 2015 and Amendment to the Rights Agreement which is filed as Exhibit 4.1 to E2open’s Current Report on Form 8-K filed with the SEC on February 5, 2015.

Available Information. The Shares are registered under the Exchange Act. Accordingly, E2open is subject to the information reporting requirements of the Exchange Act and, in accordance therewith, is required to file periodic reports, proxy statements and other information with the SEC relating to its business, financial condition and other matters. Information as of particular dates concerning E2open’s directors and officers, their remuneration, Options, and Restricted Stock Units granted to them, the principal holders of E2open’s securities, any material interests of such persons in transactions with E2open and other matters is required to be disclosed in proxy statements. Such information also will be available in the Schedule 14D-9. Such reports, proxy statements and other information are available for inspection at the SEC at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information. Copies of such information may be obtainable by mail, upon payment of the SEC’s customary charges, by writing to the SEC at the address above. The SEC also maintains a web site on the Internet at www.sec.gov that contains reports, proxy statements and other information regarding registrants, including E2open, that file electronically with the SEC.

Although Purchaser has no knowledge that any such information is untrue, Purchaser takes no responsibility for the accuracy or completeness of information contained in this Offer to Purchase with respect to E2open or any of its subsidiaries or affiliates or for any failure by E2open to disclose any events which may have occurred or may affect the significance or accuracy of any such information.

8.	Certain Information Concerning Parent and Purchaser.

Parent is a Delaware limited liability company formed on January 30, 2015 and Purchaser is a Delaware corporation incorporated on January 30, 2015. Both companies were formed solely for the purpose of completing the proposed Offer and Merger and have conducted no business activities other than those related to the structuring, financing and negotiating of the Offer and the Merger. Each of Purchaser and Parent has minimal assets and liabilities other than the contractual rights and obligations related to the Merger Agreement and the contemplated equity financing. Upon the completion of the Merger, Purchaser will cease to exist and E2open will continue as the Surviving Corporation. Until immediately prior to the time Purchaser purchases Shares pursuant to the Offer, it is not anticipated that Parent or Purchaser will have any significant assets or liabilities or engage in activities other than those incidental to their formation and capitalization and the transactions contemplated by the Offer and the Merger.

Purchaser is a wholly-owned subsidiary of Parent. Parent is controlled by Sponsors. The principal business of Sponsors is to make investments in business organizations. The Cayman Insight Funds have provided an aggregate equity commitment of up to approximately $212 million to Parent, and Manchester Securities Corp., an affiliate of Elliott Management Corporation (“Elliott”), has provided an equity commitment of up to approximately $70.7 million to Parent. See Section 9—“Source and Amount of Funds.”

The office address of each of Purchaser, Parent or any Sponsor is c/o Insight Venture Partners, 1114 Avenue of the Americas, 36th Floor, New York, NY 10036, and the telephone number is (212) 230-9200. The name, citizenship, business address, present principal occupation or employment and five-year employment history of each of the members, directors or executive officers of Purchaser, Parent, Sponsors, and the controlling parties of Sponsors are listed in Schedule I to this Offer to Purchase.

During the last five years, none of Purchaser, Parent or Sponsors or, to the best knowledge of Purchaser and Parent, any of the persons listed in Schedule I to this Offer to Purchase (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining such person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of such laws.

Except as described above or in Schedule I hereto, (i) none of Purchaser, Parent or Sponsors or, to the best knowledge of Purchaser and Parent, any of the persons listed in Schedule I to this Offer to Purchase beneficially owns or has any right to acquire, directly or indirectly, any Shares and (ii) none of Parent, Purchaser or, to the best knowledge of Purchaser and Parent, any of the persons or entities referred to in Schedule I hereto nor any director, executive officer or subsidiary of any of the foregoing has effected any transaction in respect of any Shares during the past sixty days. Notwithstanding the foregoing, in conjunction with entering into the Merger Agreement, Parent and Purchaser also entered into the Tender and Support Agreements (as described in Section 11—“The Merger Agreement; Other Agreements—Tender and Support Agreements”) with each of the Supporting Stockholders (as defined in Section 11—“Merger Agreement; Other Agreements—Tender and Support Agreements”) that are parties to the Tender and Support Agreements, which parties in the aggregate, beneficially own 13.6% of the Shares as of the date of the Merger Agreement and Sponsors may be deemed to have beneficial ownership over such Shares under the Exchange Act and the rules promulgated thereunder, which define beneficial ownership in part as any person directly or indirectly through any contract having or sharing voting power with respect to an entity’s securities.

Except as provided in the Merger Agreement or as otherwise described in this Offer to Purchase, none of Purchaser, Parent or Sponsors or, to the best knowledge of Purchaser and Parent, any of the persons listed in Schedule I to this Offer to Purchase, has any contract, arrangement, understanding or relationship with any other person with respect to any securities of E2open (including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss, or the giving or withholding of proxies, consents or authorizations).

Except as set forth in this Offer to Purchase, none of Purchaser, Parent or Sponsors or, to the best knowledge of Purchaser and Parent, any of the persons listed in Schedule I hereto, has had any business relationship or transaction with E2open or any of its executive officers, directors or affiliates that is required to be reported under the rules and regulations of the SEC applicable to the Offer. Except as set forth in this Offer to Purchase, there have been no contacts, negotiations or transactions between Parent or any of its subsidiaries or, to the best knowledge of Purchaser and Parent, any of the persons listed in Schedule I to this Offer to Purchase, on the one hand, and E2open or its affiliates, on the other hand, concerning a merger, consolidation or acquisition, tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets during the past two years.

Available Information. Pursuant to Rule 14d-3 under the Exchange Act, we have filed with the SEC a Tender Offer Statement on Schedule TO (the “Schedule TO”), of which this Offer to Purchase forms a part, and exhibits to the Schedule TO. The Schedule TO and the exhibits thereto, as well as other information filed by Purchaser with the SEC, are available for inspection at the SEC at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information. Copies of such information may be obtainable by mail, upon payment of the SEC’s customary charges, by writing to the SEC at the address above. The SEC also maintains a web site on the Internet at www.sec.gov that contains the Schedule TO and the exhibits thereto and other information that Purchaser has filed electronically with the SEC.

9.	Source and Amount of Funds.

Purchaser believes that the financial condition of Parent, Purchaser and their respective affiliates is not material to a decision by a holder of Shares whether to tender such Shares in the Offer because (i) Purchaser was organized solely in connection with the Offer and the Merger and, prior to the Expiration Date, will not carry on any activities other than in connection with the Offer and the Merger; (ii) the Offer is being made for all outstanding Shares solely for cash; (iii) if Purchaser consummates the Offer, Purchaser expects to acquire all remaining Shares for the same cash price in the Merger that was paid for Shares validly tendered and not withdrawn pursuant to the Offer; and (iv) the Purchaser has received equity commitments from the Cayman Insight Funds and Elliott, and may receive debt financing, sufficient to purchase all of the Shares tendered pursuant to the Offer and to consummate the Merger. The Offer is not subject to any financing condition.

Parent and Purchaser estimate that the total funds required to complete the Offer and the Merger and to pay related transaction fees and expenses will be approximately $282.6 million. Purchaser anticipates funding these payments with the Equity Financing (as defined below), which it anticipates will be sufficient to complete the Offer and the Merger and to pay related transaction fees and expenses at the Merger Closing. Neither the provision of the Equity Financing by the Cayman Insight Funds and Elliott nor obtaining any debt financing is a condition to the Offer. Notwithstanding the Equity Financing, we may obtain debt financing prior to the Acceptance Time and may use certain cash on hand of E2open to complete the Offer and the Merger and to pay related transaction fees and expenses at the Merger Closing. Funding of the Equity Financing is subject to the satisfaction of various conditions set forth in the commitment letters pursuant to which the Equity Financing will be provided which are described below under “—Equity Financing and Limited Guarantees.” Under the Merger Agreement, Parent and Purchaser may not amend, alter, or waive any term under the financing commitments, without the prior written consent of E2open, in such a way that:

•	would amend or modify any of the conditions precedent to the receipt of the Equity Financing or impose additional conditions precedent to the Equity Financing;

•	would adversely affect the rights of, or remedies available to, E2open under the Equity Financing; or

•	would, or would reasonably be expected to, prevent, impede or delay the Merger or the Equity Financing.

Equity Financing and Limited Guarantees. Parent received four equity commitment letters, all dated February 4, 2015 (which we refer to individually as a “Commitment Letter” and collectively as the “Commitment Letters”), from each of the Cayman Insight Funds and Elliott (which we refer to individually as an “Investor” and collectively as the “Investors”), pursuant to which the Cayman Insight Funds have provided an aggregate equity commitment of up to approximately $212 million and Elliott has provided an equity commitment of up to approximately $70.7 million (as may be altered pursuant to amendment or restatement of the Commitment Letters, and any permitted replacement equity financing, the “Equity Financing”) for the purpose of (i) funding their respective pro rata portions of (x) the amount required to purchase all Shares that are validly tendered pursuant to the Offer and not withdrawn prior to the Acceptance Time and (y) the payment of consideration in the Merger (the “Merger Consideration”), in each case, pursuant to the terms of the Merger Agreement, and (ii) payment of related costs, fees and expenses incurred by Parent, Purchaser, the Investors or the Surviving Corporation in connection with or pursuant to the Merger Agreement. Pursuant to its Commitment Letter, Investor will purchase, or will cause the purchase of, directly or indirectly, through one or more intermediate entities, equity securities of Parent. E2open is an express third-party beneficiary to each Commitment Letter and, to the extent provided in such Commitment Letter, has the right to seek specific performance of the obligation to fund the equity commitment of such Investor set forth in its Commitment Letter in accordance with the terms of such Commitment Letter and in accordance with certain provisions of the Merger Agreement under the circumstances, and only under the circumstances, in which all conditions to the Merger Closing have been satisfied other than the funding of such equity commitment and E2open has irrevocably confirmed in writing to Parent that if specific performance is granted and the funding of such equity commitment occurs, then the Merger Closing will occur. Under their respective Commitment Letters, each Cayman Insight Fund may allocate or assign all or a portion of its respective portions of the Equity Financing, while Elliott may allocate or assign all or a portion of its portion of the Equity Financing to one or more affiliates; provided that such allocation or assignment shall not relieve such Investor of its obligations under the applicable Commitment Letter, including its obligation to fund the full amount of such Investor’s portion of the Equity Financing, if such assignee or affiliate does not actually fund its allocated or assigned amount.

The funding of the equity commitment under each Commitment Letter is subject to (i) the execution and delivery of the Merger Agreement and any additional transaction documents by E2open, (ii) the satisfaction or waiver at the Acceptance Time by Parent of all conditions precedent to the obligations of Parent to consummate the Offer set forth in the Merger Agreement (other than any conditions that by their nature are to be satisfied at the Acceptance Time, but subject to such conditions being satisfied at the Acceptance Time), (iii) the satisfaction or waiver at the Merger Closing by Parent of all conditions precedent to the obligations of Parent to consummate the Merger set forth in the Merger Agreement (other than any conditions that by their nature are to be satisfied at the Merger Closing, but subject to such conditions being satisfied at the Merger Closing) (iv) the equity commitment under each other Commitment Letter having been, or to be, funded, and (v) the contemporaneous consummation of the Offer and the substantially contemporaneous consummation of the Merger, in each case, in accordance with the terms of the Offer and the Merger Agreement, or E2open’s irrevocable confirmation in writing to Parent that if specific performance is granted under the Merger Agreement and the funding of the equity commitment occurs, then the Acceptance Time will occur.

Concurrently with the execution and delivery of the Commitment Letters, the Cayman Insight Funds and Elliott (which we refer to individually as a “Guarantor” and collectively as the “Guarantors”) executed and delivered to E2open four limited guarantees in favor of E2open in respect of certain of Parent’s obligations under the Merger Agreement (which we refer to individually as a “Limited Guarantee” and collectively as the “Limited Guarantees”), pursuant to which each Guarantor irrevocably and unconditionally guarantees the due and punctual payment to E2open of its pro rata portion of Parent’s and/or Purchaser’s obligations (i) to pay actual damages incurred as a result of any knowing and intentional breach of the Merger Agreement by Parent or Purchaser prior to E2open’s terminating the Merger Agreement under certain circumstances as described under Section 11—“The Merger Agreement; Other Agreements—The Merger Agreement—Termination Fees,” and (ii) to fulfill obligations under the Merger Agreement prior to the Acceptance Time, the cost and expense of which will not exceed $1,000,000 (collectively, the “Guaranteed Obligations”); provided that the maximum aggregate liability of each Guarantor under its Limited Guarantee will not exceed an amount equal to such Guarantor’s pro rata portion of the Equity Financing.

Pursuant to the Limited Guarantees, E2open has acknowledged and agreed that the sole asset of Parent is cash in a de minimis amount and that there are no assets of Purchaser and that no additional funds are expected to be contributed to Parent or Purchaser unless and until the Acceptance Time occurs. Notwithstanding anything that may be expressed or implied in the Limited Guarantees or any document or instrument delivered in connection herewith, by its acceptance of the benefits of the Limited Guarantees, E2open further agreed that, except (i) pursuant to E2open’s rights against the Guarantors (and not against any Related Person (as defined herein) of the Guarantors) as a third-party beneficiary under the Guarantors’ Commitment Letters to the extent provided therein, (ii) for E2open’s rights against the Guarantors under the Limited Guarantees, (iii) for E2open’s remedies against Parent, Purchaser and their respective successors or assignees under the Merger Agreement, and (iv) for remedies against the Guarantors or any of their respective affiliates under the Confidentiality Agreement, dated November 26, 2014, by and between E2open and Insight Venture Partners, LLC (“Insight” and such agreement, the “Insight Confidentiality Agreement) and the Confidentiality Agreement, dated January 22, 2015, by and between E2open and Elliott Associates, L.P. (“Elliott Confidentiality Agreement,” together with the Insight Confidentiality Agreement, the “Confidentiality Agreements”), neither it nor any other person (including, without limitation, E2open’s equityholders, affiliates and subsidiaries) has any right of recovery against, and no personal liability shall attach to, the Guarantors, any former, current or future director, officer, employee, agent or affiliate of the Guarantors, any former, current or future, direct or indirect holder of any equity interests or securities of the Guarantors (whether such holder is a limited or general partner, member, manager, stockholder or otherwise), any former, current or future assignee of the Guarantors, or any former, current or future director, officer, employee, agent, general or limited partner, manager, member, stockholder, affiliate, controlling person, representative or assignee of any of the foregoing (each such person, a “Related Person”) (provided that a Related Person of one such Guarantor shall not include any other Guarantor solely in its capacity as such under any other Commitment Letter or Limited Guarantee), relating to, arising out of, or in connection with the Limited Guarantees, the Guarantors’ Commitment Letters, the Merger Agreement or the transactions contemplated thereby, through Parent or otherwise. Recourse against the Guarantors under the Limited Guarantees, E2open’s third party beneficiary rights against each Guarantor under its respective Commitment Letter, remedies against Parent, Purchaser and their respective assignees under the Merger Agreement and remedies against Parent, each Guarantor or any of their respective affiliates under their respective Confidentiality Agreements shall be the sole and exclusive remedy of (i) E2open and (ii) all of its equityholders, affiliates and subsidiaries against the Guarantors and any Related Person in respect of any liabilities or obligations arising under, or in connection with, the Limited Guarantees, the Guarantors’ Commitment Letters, the Merger Agreement or the transactions contemplated thereby.

The Limited Guarantees shall terminate (and the Guarantors shall have no further obligations thereunder) upon the earliest to occur of (a) the Effective Time, (b) the payment in full of the respective Guaranteed Obligations and (c) the valid termination of the Merger Agreement in accordance with its terms (other than by E2open pursuant to Section 9.1(b) or Section 9.1(c) of the Merger Agreement as described in Section 11—“The Merger Agreement; Other Agreements—The Merger Agreement—Termination”). Notwithstanding the immediately preceding parenthetical, the obligations of the Guarantors under the Limited Guarantees shall expire automatically on the six-month anniversary of the date on which the Merger Agreement is validly terminated by E2open pursuant to Section 9.1(b) or Section 9.1(c) of the Merger Agreement (the “Fee Claim Period”); provided that, with respect to claims arising from lawsuits filed by E2open against Parent and/or any such Guarantor prior to the end of the Fee Claim Period with respect to the Guaranteed Obligations, the respective Limited Guarantee shall not terminate upon the expiration or lapse of the Fee Claim Period, but shall continue, solely with respect to the subject matter of such lawsuits until such Guaranteed Obligations are satisfied in full or a court of competent jurisdiction has determined in a final non-appealable judgment that E2open is not entitled to any amounts. In the event that E2open or any of its controlled affiliates or subsidiaries expressly asserts in any legal proceeding relating to any Limited Guarantee (i) that the provisions thereof are illegal, invalid or unenforceable, in whole or in part, or (ii) any theory of liability against such Guarantor or any Related Person other than any Permitted Claim (as defined in the Limited Guarantees), then (x) the obligations of such Guarantor under its respective Limited Guarantee shall terminate ab initio and be null and void, (y) if such Guarantor has previously made any payments under its respective Limited Guarantee, E2open shall be obligated to refund any such payments promptly and (z) neither such Guarantor nor any Related Person shall have any liability to E2open or any other person with respect to its respective Limited Guarantee. Nothing in the Limited Guarantee shall affect E2open’s ability to claim that the Merger Agreement has not been validly terminated.

Unless terminated pursuant to the provisions summarized above, each Limited Guarantee is a continuing one and shall remain in full force and effect until the indefeasible payment and satisfaction in full of the Guaranteed Obligations, shall be binding upon the applicable Guarantor, its successors and assigns, and shall inure to the benefit of, and be enforceable by, E2open and its successors, permitted transferees and permitted assigns; provided, that notwithstanding anything to the contrary in the Limited Guarantees, the provisions of the Limited Guarantees that are for the benefit of any Related Person shall indefinitely survive any termination of the Limited Guarantees for the benefit of the Guarantors and any Related Persons.

The foregoing summaries of the Commitment Letters and the Limited Guarantees, in each case, executed and delivered by the Cayman Insight Funds, do not purport to be complete and are qualified in their entirety by reference to the Commitment Letters and the Limited Guarantees, copies of which are filed as exhibits (d)(5), (d)(6), (d)(7), (d)(8), (d)(9) and (d)(10) to the Schedule TO filed with the SEC, which are incorporated herein by reference.

Debt Financing. Parent may receive debt financing prior to the Acceptance Time. Such debt financing amount will reduce the Equity Financing and the commitment necessary from each of the Cayman Insight Funds and Elliott under each of their respective Commitment Letters by an amount based on each Cayman Insight Fund’s and Elliott’s pro rata portion of the Equity Financing. The Offer is not subject to any financing condition.

10.	Background of the Offer; Past Contacts or Negotiations with E2open.

Background of the Offer. The following is a description of contacts between and among representatives of Insight, Parent or Purchaser with representatives of E2open that resulted in the execution of the Merger Agreement and the agreements related to the Offer. For a review of E2open’s activities relating to these contacts, please refer to E2open’s Schedule 14D-9 being mailed to stockholders with this Offer to Purchase.

On October 30, 2014, Insight inquired with the Company’s management as to the possibility of a potential acquisition.

On November 17, 2014, Insight and E2open’s Chief Financial Officer and Chief Executive Officer held a call in which Insight again expressed its interest in E2open’s business.

In late November 2014, at the direction of the E2open Board, representatives of Merrill Lynch, Pierce, Fenner & Smith Incorporated (“BofA Merrill Lynch”), financial advisor to E2open contacted Insight to gauge their interest in a potential acquisition and on November 26, 2014, E2open and Insight entered into the Insight Confidentiality Agreement.

On December 1, 2014, Insight attended a management presentation at the offices of Wilson Sonsini Goodrich & Rosati (“WSGR”), outside legal counsel to E2open, in Palo Alto regarding business diligence on E2open.

On December 5, 2014, at the direction of the E2open Board, BofA Merrill Lynch sent a process instruction letter to Insight and requested that Insight submit a preliminary indication of interest.

On December 15, 2014, in response to BofA Merrill Lynch’s request, Insight submitted an indication of interest with a price range of $9.50 through $10.25 per share through BofA Merrill Lynch.

On December 20, 2014, E2open provided Insight access to an electronic data room. The electronic data room contained certain financial, operational and legal information of E2open.

On January 15, 2015, the E2open Board authorized and declared a dividend distribution of one right for each outstanding Share to stockholders of record as of the close of business on January 26, 2015 in connection with E2open entering into the Rights Agreement.

During the weeks of January 19, 2015 and January 26, 2015, outside legal counsel to Insight, Willkie Farr and Gallagher LLP (“Willkie”), conducted a preliminary due diligence investigation of E2open.

On January 22, 2015, E2open and Insight entered into a waiver to the Insight Confidentiality Agreement (the “Insight Confidentiality Agreement Waiver”) permitting Insight to disclose E2open’s confidential information to Elliott and its affiliates (“Elliott Group”) in connection with Insight’s and Elliott Group’s evaluating, negotiating and implementing a potential negotiated transaction among Insight and E2open, with Elliott Group providing equity financing in furtherance of such transaction.

On January 27, 2015, Insight submitted a reaffirmation of its indication of interest with a price of $8.50 per share through BofA Merrill Lynch.

On January 28, 2015, Insight received a proposed draft of the Merger Agreement from BofA Merrill Lynch, which was sent at the direction of the E2open Board.

On January 30, 2015, Insight submitted a revised proposal to acquire E2open for a price of $8.60 per share, together with a revised draft of the Merger Agreement.

On January 31, 2015, Insight and the E2open Board agreed to pursue a transaction at a price of $8.60 per share subject to completion of due diligence and satisfactory negotiation of definitive documents.

On January 31, 2015, Insight, E2open, Willkie and WSGR negotiated an exclusivity agreement between Insight and E2open for period beginning on January 31, 2015, when the agreement was executed until 11:59 PM (Pacific time) on February 4, 2015 (the “exclusivity period”).

During the exclusivity period, Insight and its representatives continued performing due diligence investigations of E2open. Throughout the exclusivity period, Insight and Willkie kept Elliott Group and its counsel Schulte Roth & Zabel (“Schulte”) apprised of all developments in the negotiations with E2open for the acquisition of E2open and negotiated with each other with respect to Elliott Group’s provision of equity financing in furtherance of such acquisition.

On February 1, 2015 WSGR circulated a revised draft of the Merger Agreement to Willkie. Willkie and WSGR also conducted a call to discuss process, logistics and expected ancillary agreements.

On February 2, 2015, Willkie and WSGR held an initial call to discuss the Merger Agreement, and Willkie circulated drafts of ancillary agreements to WSGR, including drafts of the Tender and Support Agreement, the Limited Guarantee, and the Commitment Letter.

On February 2, 2015, drafts of E2open’s confidential disclosure letter to the Merger Agreement were circulated by WSGR.

On February 3, 2015, Willkie circulated a revised draft of the Merger Agreement to WSGR, and WSGR circulated a first draft of the Rights Amendment. Willkie and WSGR also conducted a call to negotiate open points on the Merger Agreement, including provisions relating to the E2open Board’s ability to respond to unsolicited acquisition proposals, the amount of the termination fee and transaction expense reimbursement payable by E2open and the circumstances under which the termination fee and transaction expense reimbursement would be payable, the conditions to the Offer and the other terms of the Offer, certain covenants and E2open’s representations and warranties.

On the afternoon of February 4, 2015, the E2open Board held a meeting to discuss and approve the Merger. E2open subsequently informed Insight that the E2open Board had unanimously (i) determined that the terms of the Offer, the Merger and the other transactions contemplated by the Merger Agreement are fair to, and in the best interests of, E2open and its stockholders; (ii) determined that it is in the best interests of E2open and its stockholders, and declared it advisable, to enter into the Merger Agreement; (iii) approved (A) the execution and delivery by E2open of the Merger Agreement, (B) the performance by E2open of its covenants and agreements in the Merger Agreement and (C) the consummation of the Offer, the Merger and the other transactions contemplated in the Merger Agreement, including the Tender and Support Agreements; and (iv) resolved to recommend that E2open’s stockholders accept the Offer and tender their Shares to Purchaser pursuant to the Offer.

Throughout the day and evening of February 4, 2015, open points on the Merger Agreement and the various ancillary agreements were negotiated and revised drafts were circulated by Willkie and WSGR. Willkie, WSGR and E2open also conducted a due diligence call related to then outstanding legal due diligence matters.

At approximately 11:59 PM on February 4, 2015, (i) Parent, Purchaser and E2open executed the Merger Agreement, and (ii) the Cayman Insight Funds, Elliott, E2open and certain major shareholders executed various ancillary agreements to the Merger Agreement, including the Limited Guarantees, Commitment Letters and Tender and Support Agreements.

On the morning of February 5, 2015, E2open issued a press release announcing the execution of the Merger Agreement and the terms of the proposed transaction.

11.	The Merger Agreement; Other Agreements.

The Merger Agreement

The following summary of certain provisions of the Merger Agreement, and all other provisions of the Merger Agreement discussed herein are qualified by reference to the Merger Agreement itself, which is incorporated herein by reference. We have filed a copy of the Merger Agreement as Exhibit (d)(1) to the Schedule TO. The Merger Agreement may be examined and copies may be obtained at the places and in the manner set forth in Section 8—“Certain Information Concerning Parent and Purchaser.” Stockholders and other interested parties should read the Merger Agreement for a more complete description of the provisions summarized below. Capitalized terms used herein and not otherwise defined have the respective meanings set forth in the Merger Agreement.

The Offer. The Merger Agreement provides that Purchaser will commence the Offer as promptly as practicable after the date of the Merger Agreement, but in no event more than fifteen business days thereafter. The obligations of Purchaser to, and of Parent to cause Purchaser to, accept for payment and pay for Shares validly tendered in the Offer is subject only to the satisfaction of the conditions described in Section 15—“Certain Conditions to the Offer.” Subject to the satisfaction of the Minimum Condition and the other conditions that are described in Section 15—“Certain Conditions to the Offer,” Purchaser will, and Parent will cause Purchaser to, accept for payment and pay for (subject to any applicable withholding taxes pursuant to the Merger Agreement) all Shares validly tendered and not withdrawn pursuant to the Offer promptly (within the meaning of Section 14e-1(c) promulgated under the Exchange Act) after the expiration of the Offer (as it may be extended in accordance with Section 2.1(d)(ii) of the Merger Agreement). The time of such acceptance for payment of Shares is referred to herein as the “Acceptance Time.” Pursuant to the Merger Agreement, the Offer is initially scheduled to expire at midnight, New York City time, on the date that is twenty business days (for this purpose calculated in accordance with Section 14d-1(g)(3) promulgated under the Exchange Act) after the date the Offer is first commenced (within the meaning of Rule 14d-2 promulgated under the Exchange Act), but may be extended and re-extended as described below.

Purchaser expressly reserves the right to waive any condition to the Offer or modify the terms of or conditions to the Offer; provided, however, that, without the prior written consent of E2open in its sole discretion, Purchaser shall not (and Parent shall not permit Purchaser to) (i) waive the Minimum Condition, the Antitrust Condition, or the Governmental Authority Condition; (ii) make any change in the terms of or conditions to the Offer that changes the form of consideration payable in the Offer; (iii) make any change in the terms of or conditions to the Offer that decreases the Offer Price or the number of Shares sought in the Offer; (iv) make any change in the terms of or conditions to the Offer that extends the Offer in a manner other than pursuant to the Merger Agreement; (v) make any change in the terms of or conditions to the Offer that imposes any conditions to the Offer other than those set forth in the Merger Agreement or modifies the conditions to the Offer set forth in the Merger Agreement; or (vi) make any change in the terms of or conditions to the Offer that amends any term or condition of the Offer in any manner material and adverse to the holders of the Shares.

The Merger Agreement contains provisions to govern the circumstances in which Purchaser is permitted or required to, and Parent is permitted or required to cause Purchaser to, extend the expiration of the Offer. Specifically, the Merger Agreement provides that (i) Purchaser shall (and Parent shall cause Purchaser to) extend the Offer for any period required by any Law or Order, or any rule, regulation, interpretation or position of the SEC or its staff or NASDAQ, in any such case, which is applicable to the Offer; (ii) in the event that all of the conditions to the Offer other than the Minimum Condition have been satisfied or waived by Parent as of any then scheduled Expiration Date, then Purchaser shall (and Parent shall cause Purchaser to) extend the Offer for an extension period of ten business days in order to further seek to satisfy the Minimum Condition, it being understood that Purchaser shall not be required to so extend on more than two occasions, but may, in its discretion, elect to do so after two such extensions; and (iii) in the event any of the conditions to the Offer (other than the Minimum Condition) have not been satisfied or waived as of any then scheduled Expiration Date, then Purchaser shall (and Parent shall cause Purchaser to) extend the Offer for successive extension periods of up to ten business days each in order to further seek to satisfy the conditions to the Offer (other than the Minimum Condition); provided, however, that any such extension shall not be deemed to impair, limit, or otherwise restrict in any manner the right of the parties to terminate the Merger Agreement pursuant to the terms of Article IX of the Merger Agreement.

The Merger Agreement provides that neither Parent nor Purchaser shall terminate or withdraw the Offer prior to the then scheduled Expiration Date unless the Merger Agreement is validly terminated in accordance with Article IX of the Merger Agreement, in which case Purchaser shall (and Parent shall cause Purchaser to) irrevocably and unconditionally terminate the Offer promptly (but in no event more than one business day) after such termination of the Merger Agreement.

The Merger. The Merger Agreement provides that, as promptly as practicable following the Acceptance Time, and in any case no later than the second (2nd) business day after the satisfaction of the last to be satisfied of the conditions set forth in Article VIII of the Merger Agreement (other than those conditions that, by their nature, are to be satisfied at the Merger Closing, but subject to the satisfaction (or waiver, if permitted by applicable law) of those conditions), or at such other date and time as Parent, Purchaser, and E2open shall mutually agree upon in writing (the “Merger Closing Date”), the consummation of the Merger shall take place. Upon the terms and subject to the conditions set forth in the Merger Agreement and in accordance with the applicable provisions of the DGCL, at the Effective Time:

•	Purchaser shall be merged with and into E2open, with E2open continuing as the Surviving Corporation;

•	the Merger shall be governed by Section 251(h) of the DGCL; and

•	the effect of the Merger shall be as provided in the Merger Agreement and the applicable provisions of the DGCL.

Without limiting the generality of the foregoing, and subject thereto, all of the property, rights, privileges, powers and franchises of E2open and Purchaser shall vest in the Surviving Corporation, and all debts, liabilities and duties of E2open and Purchaser shall become the debts, liabilities and duties of the Surviving Corporation.

The respective obligations of Parent, Purchaser and E2open to consummate the Merger shall be subject to the satisfaction or waiver (where permissible under applicable law) at or prior to the Effective Time, of each of the following conditions:

•	Purchaser shall have accepted for payment all of the Shares validly tendered and not withdrawn pursuant to the Offer; and

•	No governmental authority of competent jurisdiction in the United States shall have (i) enacted, issued or promulgated any Law that is in effect as of immediately prior to the Effective Time and has the effect of making the Merger illegal in the United States or which has the effect of prohibiting or otherwise preventing the consummation of the Merger in the United States, or (ii) issued or granted any Order that is in effect as of immediately prior to the Effective Time and has the effect of making the Merger illegal in the United States or which has the effect of prohibiting or otherwise preventing the consummation of the Merger in the United States.

Effect on Capital Stock. At the Effective Time:

•	Each Share that is outstanding immediately prior to the Effective Time (other than (A) Cancelled Shares (as defined herein) and (B) Shares owned by stockholders who validly exercise dissenters’ rights under Delaware law with respect to such Shares) shall be cancelled and extinguished and automatically converted into the right to receive cash in an amount equal to the Offer Price, without interest thereon, upon surrender of the certificate representing such Share or, in the case of a lost, stolen or destroyed certificate, upon delivery of an affidavit, in each case in the manner provided in the Merger Agreement;

•	Each Share owned by Parent, Purchaser or E2open, or by any other direct or indirect wholly-owned subsidiary of Parent, Purchaser or E2open, in each case, immediately prior to the Effective Time (the “Cancelled Shares”), shall be cancelled and extinguished without any conversion thereof or consideration paid therefor; and

•	Each share of common stock of Purchaser that is outstanding immediately prior to the Effective Time shall be converted into one validly issued, fully paid and nonassessable share of common stock of the Surviving Corporation.

Treatment of Options. Except as otherwise agreed to by any holder of an Option and Parent, Parent shall not assume any Option in connection with the Merger or any other transactions contemplated by the Merger Agreement; however, Parent may discuss such assumption with certain members of E2open’s current management team following the Acceptance Time and prior to the Effective Time.

Except as otherwise agreed to by any holder of an Option and Parent, (i) each Option granted under the Stock Plans that remains outstanding as of immediately prior to the Effective Time (whether vested or unvested) will be cancelled and terminated as of the Effective Time and (ii) in consideration for such cancellation, each holder of each such Option will cease to have any rights with respect thereto, except for the right to be paid at or promptly after the Effective Time an amount in cash (without interest), if any, equal to the product obtained by multiplying (x) the aggregate number of Shares that were issuable upon exercise of such Option immediately prior to the Effective Time, by (y) the Merger Consideration, less the per share exercise price of such Option (it being understood and agreed that such exercise price shall not actually be paid to E2open by the holder of an Option); provided, however, that if the per share exercise price of any Option equals or exceeds the Merger Consideration, such Option will be cancelled without any payment or consideration and all rights with respect to such Option will terminate as of the Effective Time.

Treatment of Restricted Stock Units. Except as otherwise agreed to by any holder of a Restricted Stock Unit and Parent, Parent will not assume any Restricted Stock Units in connection with the Merger or any other transactions contemplated by the Merger Agreement, however, Parent may discuss such assumption with certain members of E2open’s current management team following the Acceptance Time and prior to the Effective Time. Except as otherwise agreed to by any holder of a Restricted Stock Unit and Parent, each Restricted Stock Unit that remains outstanding as of immediately prior to the Effective Time will be cancelled and terminated as of the Effective Time, and as consideration for such cancellation and termination, each holder of each such Restricted Stock Unit will receive an amount in cash (without interest) equal to the product obtained by multiplying (i) subject to the immediately following sentence of this paragraph, the aggregate number of Shares subject to such Restricted Stock Unit grant immediately prior to the Effective Time, by (ii) the Merger Consideration. For purposes of this paragraph, (x) for each outstanding Restricted Stock Unit (or portion thereof) that is subject to performance-based vesting for which (A) the financial results for the applicable performance period have been certified by E2open’s Audit Committee as of the Effective Time and (B) the award agreement (as in effect on the date of the Merger Agreement) does not provide an opportunity to earn shares through performance following the completion of the initial performance period (a “Catch-Up Opportunity”) that, as of immediately prior to the Effective Time, is still available, the number of Shares subject to such Restricted Stock Unit will be determined based upon actual performance and (y) for each outstanding Restricted Stock Unit (or portion thereof) that is subject to performance-based vesting for which (A) the financial results for the applicable performance period have not been certified by E2open’s Audit Committee as of the Effective Time or (B) the award agreement (as in effect on the date of the Merger Agreement) provides a Catch-Up Opportunity that, as of immediately prior to the Effective Time, remains available, the number of Shares subject to such Restricted Stock Unit will be determined based upon the target number of Shares subject to such Restricted Stock Unit.

Treatment of Stock Plans. Prior to the Effective Time, E2open will take all actions reasonably necessary to terminate each of the Stock Plans and to ensure that, after the Effective Time, no person will have any right with respect to outstanding equity-based awards except as provided above with regard to Options and Restricted Stock Units.

Adjustment to the Merger Consideration. The Merger Agreement provides that the Merger Consideration shall be adjusted appropriately to reflect the effect of any stock split, reverse stock split, stock dividend (including any dividend or distribution of securities convertible into Shares), reclassification, recapitalization, combination, exchange of shares or other like change with respect to the Shares occurring on or after the consummation of the Offer and prior to the Effective Time.

Certificate of Incorporation and Bylaws. Under the Merger Agreement, at the Effective Time, the certificate of incorporation of E2open shall be amended and restated in its entirety to read identically to the certificate of incorporation of Purchaser, as in effect immediately prior to the Effective Time, and such amended and restated certificate of incorporation shall become the certificate of incorporation of the Surviving Corporation until thereafter amended in accordance with the applicable provisions of the DGCL and such certificate of incorporation; provided, however, that at the Effective Time the certificate of incorporation of the Surviving Corporation shall be amended so that the name of the Surviving Corporation shall be “E2open, Inc.”

Board of Directors and Officers at the Effective Time. Under the Merger Agreement, at the Effective Time, (a) the members of the board of directors of Purchaser immediately prior to the Effective Time will become the initial directors of the Surviving Corporation and (b) the officers of E2open immediately prior to the Effective Time will become the initial officers of the Surviving Corporation, in each case to hold office in accordance with the certificate of incorporation and bylaws of the Surviving Corporation until their respective successors have been duly elected or appointed or qualified.

Representations and Warranties. The Merger Agreement, which has been provided solely to inform E2open’s stockholders of its terms and is not intended to provide any other factual information about E2open, contains various representations and warranties made by E2open to Parent and Purchaser and representations and warranties made by Parent and Purchaser to E2open. The assertions embodied in the representations and warranties contained in the Merger Agreement were made solely for purposes of the Merger Agreement and as of specific dates, were the product of negotiations among E2open, Parent and Purchaser, and may be subject to important qualifications and limitations agreed to by the parties in connection with negotiating the Merger Agreement, including in a confidential disclosure letter that the parties exchanged in connection with the signing of the Merger Agreement. The confidential disclosure letter contains information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the Merger Agreement. Moreover, certain representations and warranties in the Merger Agreement were used for the purpose of allocating risk between E2open, Parent and Purchaser, rather than establishing matters of fact. Furthermore, the representations and warranties may be subject to standards of materiality applicable to E2open, Parent and Purchaser that may be different from those which are applicable to E2open’s stockholders. Additionally, information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in E2open’s or Purchaser’s public disclosures. Accordingly, the representations and warranties in the Merger Agreement may not constitute the actual state of facts about E2open, Parent or Purchaser. Except for the rights of E2open’s stockholders to receive the Offer Price and/or the Merger Consideration, as applicable, and for the rights of the holders of Options and other restricted stock to receive the consideration specified in the Merger Agreement at the Effective Time, in each case in accordance with the terms of the Merger Agreement, stockholders and holders of Options and the Restricted Stock Units are not third-party beneficiaries under the Merger Agreement and should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of E2open, Parent or Purchaser or any of their respective subsidiaries or affiliates.

In the Merger Agreement, E2open made customary representations and warranties to Parent and Purchaser with respect to, among other things:

•	the corporate organization, standing and power of E2open and its subsidiaries;

•	E2open’s corporate power and authority to enter into the Merger Agreement and consummate the transactions contemplated thereby;

•	the due execution and delivery by E2open of the Merger Agreement and the enforceability of the Merger Agreement against E2open;

•	governmental filings and certain other governmental and other third party consents and approvals, and no violations of organizational or governance documents;

•	E2open’s and its subsidiaries’ capitalization;

•	E2open’s SEC filings and compliance with Sections 302 and 906 of the Sarbanes-Oxley Act and the listing and governance requirements of NASDAQ;

•	E2open’s financial statements, disclosure controls and internal controls;

•	the absence of undisclosed liabilities;

•	the absence of certain changes involving E2open and its subsidiaries since certain specified dates;

•	E2open’s and its subsidiaries’ material contracts;

•	E2open’s and its subsidiaries’ real property;

•	E2open’s and its subsidiaries’ personal property and assets;

•	E2open’s and its subsidiaries’ intellectual property;

•	E2open’s and its subsidiaries’ tax matters;

•	E2open’s and its subsidiaries’ employee benefit plans, ERISA matters and certain related matters;

•	E2open’s and its subsidiaries’ labor matters;

•	E2open’s and its subsidiaries’ permits;

•	compliance with laws by E2open and its subsidiaries;

•	E2open’s and its subsidiaries’ environmental matters;

•	the absence of material pending or threatened legal proceedings against E2open or its subsidiaries;

•	E2open’s and its subsidiaries’ insurance;

•	transactions with E2open’s and its subsidiaries’ affiliates;

•	brokers’ and other advisors’ fees or commission payable by E2open in connection with the Merger and related transactions;

•	a fairness opinion delivered to the E2open Board by BofA Merrill Lynch, financial advisor to E2open;

•	state anti-takeover statutes;

•	the Rights Agreement; and

•	the accuracy of the information supplied by E2open for inclusion in certain SEC filings relating to the Offer.

Some of the representations and warranties in the Merger Agreement made by E2open are qualified as to “materiality” or “Company Material Adverse Effect.” For purposes of the Merger Agreement, a “Company Material Adverse Effect” means any change, effect, event or development (each a “Change,” and, collectively, “Changes”), individually or in the aggregate, and taken together with all other Changes, that has had or would reasonably be expected to have a material adverse effect on the business, operations, financial condition or results of operations of E2open and its subsidiaries, taken as a whole; provided, however, that no Change (by itself or when aggregated or taken together with any and all other Changes) directly or indirectly resulting from, attributable to or arising out of any of the following shall be taken into account when determining whether a “Company Material Adverse Effect” has occurred or may, would or could occur: (i) general economic conditions (or changes in such conditions) in the United States or any other country or region in the world, or conditions in the global economy generally; (ii) conditions (or changes in such conditions) in the securities markets, capital markets, credit markets, currency markets or other financial markets in the United States or any other country or region in the world, including (A) changes in interest rates in the United States or any other country or region in the world and changes in exchange rates for the currencies of any countries and (B) any suspension of trading in securities (whether equity, debt, derivative or hybrid securities) generally on any securities exchange or over-the-counter market operating in the United States or any other country or region in the world; (iii) conditions (or changes in such conditions) in the industries in which E2open and its subsidiaries conduct business; (iv) political conditions (or changes in such conditions) in the United States or any other country or region in the world or acts of war, sabotage or terrorism (including any escalation or general worsening of any such acts of war, sabotage or terrorism) in the United States or any other country or region in the world; (v) earthquakes, hurricanes, tsunamis, tornadoes, floods, mudslides, wild fires or other natural disasters, weather conditions and other force majeure events in the United States or any other country or region in the world; (vi) changes in law or other legal or regulatory conditions (or the interpretation thereof) or changes in GAAP or other accounting standards (or the interpretation thereof); (vii) the announcement of the Merger Agreement or the pendency or consummation of the transactions contemplated thereby, including the identity of Parent or the Guarantors; (viii) any actions taken by E2open at the express written request of Parent; (ix) changes in E2open’s stock price or the trading volume of E2open’s stock, in and of itself, or any failure by E2open to meet any public estimates or expectations of E2open’s revenue, earnings or other financial performance or results of operations for any period, in and of itself, or any failure by E2open to meet any internal budgets, plans or forecasts of its revenues, earnings or other financial performance or results of operations, in and of itself (but not, in each case, the underlying cause of such changes or failures, unless such changes or failures would otherwise be excepted from this definition); and (x) any legal proceedings made or brought by any of the current or former stockholders of E2open (on their own behalf or on behalf of E2open) against E2open arising out of the Offer, the Merger or in connection with any other transactions contemplated by the Merger Agreement; except to the extent any such Change described in clauses (i) through (vi) above has a disproportionately adverse effect on E2open and its subsidiaries, taken as a whole, in comparison to other companies that operate in the industries in which E2open and its subsidiaries operate.

In the Merger Agreement, each of Parent and Purchaser has made customary representations and warranties to E2open with respect to:

•	the corporate organization, standing and valid existence of Parent and Purchaser;

•	Parent’s and Purchaser’s respective power and authority relating to the Merger Agreement and the transactions contemplated thereby and required authorizations;

•	the due execution and delivery by Parent and Purchaser of the Merger Agreement and the validity and enforceability of the Merger Agreement against Parent and Purchaser;

•	required governmental approvals;

•	the absence of pending or threatened legal proceedings that could prevent or materially delay consummation of the transactions contemplated by the Merger Agreement or performance by Parent or Purchaser of their respective covenants and obligations thereunder;

•	the accuracy of the information supplied by Parent or Purchaser for inclusion in certain SEC filings relating to the Offer;

•	ownership of E2open’s Shares;

•	brokers’ and other advisors’ fees or commission payable by E2open based on arrangements made by Parent or Purchaser;

•	operations of Purchaser;

•	the financing commitments obtained by Parent for the transactions contemplated by the Merger Agreement;

•	the Limited Guarantees; and

•	the solvency of Parent and the Surviving Corporation after giving effect to the transactions contemplated by the Merger Agreement, including the Equity Financing.

None of the representations or warranties contained in the Merger Agreement survives the consummation of the Merger or the termination of the Merger Agreement.

Interim Operations. Except (i) as contemplated or permitted by the Merger Agreement, (ii) as set forth in the confidential disclosure letter provided to Purchaser and Parent with the Merger Agreement or (iii) as approved by Parent (which approval will not be unreasonably withheld, conditioned or delayed), at all times during the period commencing with the execution and delivery of the Merger Agreement and continuing until the earlier to occur of the termination of the Merger Agreement pursuant to Article IX of the Merger Agreement and the Effective Time, E2open and each of its subsidiaries shall (A) carry on its business in the usual, regular and ordinary course in substantially the same manner as heretofore conducted and (B) use its commercially reasonable efforts, consistent with past practices and policies, to keep available the services of the current officers, key employees and consultants of E2open and its subsidiaries, and preserve the current relationships of E2open and each of its subsidiaries with customers, suppliers and other persons whom E2open or any of its subsidiaries has significant business relations as is reasonably necessary to preserve substantially intact its business organization.

Except (i) as contemplated or permitted by the Merger Agreement, (ii) as set forth in the confidential disclosure letter provided to Purchaser and Parent with the Merger Agreement or (iii) as approved by Parent (which approval will not be unreasonably withheld, conditioned or delayed), at all times during the period commencing with the execution and delivery of the Merger Agreement and continuing until the earlier to occur of the termination of the Merger Agreement pursuant to Article IX of the Merger Agreement and the Effective Time, E2open shall not do any of the following and shall not permit any of its subsidiaries to do any of the following:

•	amend or propose to adopt any amendments to its certificate of incorporation or bylaws or comparable organizational documents;

•	issue, sell, deliver, grant, dispose of (whether through the issuance or granting of options, warrants, commitments, subscriptions, rights to purchase or otherwise) any equity securities of E2open (“Company Securities”) or any subsidiary securities, except for (A) the issuance and sale of Shares upon the exercise of Options outstanding as of the date of the Merger Agreement, and (B) the issuance of Shares upon the vesting or settlement of Restricted Stock Units outstanding as of the date of the Merger Agreement;

•	directly or indirectly repurchase or redeem any Company Securities or subsidiary securities, except (A) repurchases of Company Securities pursuant to the terms and conditions of Options or Restricted Stock Units outstanding as of the date of the Merger Agreement and (B) in connection with tax withholdings and exercise price settlements, as applicable, upon the exercise of Options or vesting of Restricted Stock Units outstanding as of the date of the Merger Agreement;

•	(A) split, combine, subdivide or reclassify any shares of capital stock or (B) declare, set aside or pay any dividend or other distribution (whether in cash, shares or property or any combination thereof) in respect of any shares of capital stock, or make any other actual, constructive or deemed distribution in respect of the shares of capital stock, except for cash dividends or other distributions made by any wholly-owned subsidiary of E2open to E2open or one of its wholly-owned subsidiaries;

•	propose or adopt a plan or agreement of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of E2open or any of its subsidiaries;

•	(A) incur or assume any long-term or short-term debt for borrowed monies or issue any debt securities, except for (x) loans or advances between E2open and any of its subsidiaries, or between any of E2open’s subsidiaries, and (y) capital leases or notes payable for expenditures involving expenditures not in excess of $600,000 in the aggregate, (B) assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for the obligations of any other person, except with respect to obligations of any subsidiary of E2open, (C) make any loans, advances or capital contributions to or investments in any other person (other than E2open or any of its subsidiaries), except for business expense advances in the ordinary course of business consistent with past practice to employees of E2open or any of its subsidiaries, or (D) mortgage or pledge any of its or its subsidiaries’ assets, tangible or intangible (including any subsidiary securities), or create or suffer to exist any lien thereupon (other than permitted liens under the Merger Agreement);

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except as may be required pursuant to the terms of the Merger Agreement, by applicable law or the terms of any employee plan as in effect on the date of the Merger Agreement, (A) enter into, adopt, amend (including acceleration of vesting), modify or terminate any employee plan, bonus, profit sharing, incentive, compensation, severance, retention, termination, option, appreciation right, equity-based compensation, performance unit, stock equivalent, share purchase agreement, pension, retirement, deferred compensation, employment, retention, change in control, severance or other employee benefit agreement, trust, plan, fund or other arrangement (including any agreement, trust, plan, fund or arrangement that would be an employee plan if it were in existence on the date of the Merger Agreement) for the compensation, benefit or welfare of a current or former director, officer, employee or independent contractor in any manner (for the avoidance of doubt, the foregoing restriction shall not apply in connection with entering into an employment agreement in connection with the hiring of any non-executive officer employee in the ordinary course of business consistent with past practice, that may be terminated on no more than thirty (30) days’ notice without penalty or severance obligations), (B) (1) increase or commit to increase the salaries, bonuses, severance, termination, retention or change in control pay or other compensation (including equity-based compensation) or benefits payable or to become payable, except for annual, promotion-related or merit-based salary increases in the ordinary course of business consistent with past practice that do not exceed, with respect to any individual, 3% of such individual’s base salary in effect on the date of the Merger Agreement, (2) accelerate the vesting of any compensation or material benefits, (3) grant, pay or agree to pay any bonus or special remuneration, or (4) pay or agree to pay any material benefit, in each case of (1), (2), (3) and (4), to any current or former director, executive officer, employee or independent contractor, (C) terminate, promote or change the title of any executive officer (retroactively or otherwise), or (D) hire or make an offer to hire any new employee, officer, director, or independent contractor, except for the hiring of a non-executive officer employee on an “at-will” basis in the ordinary course of business consistent with past practice, whose annual compensation is not in excess of $150,000 and who has been hired to replace one or more employees or independent contractors, provided such employee’s annual compensation and benefits has not been materially increased from the compensation and benefits provided to the employee or independent contractor being replaced or, if such employee is replacing more than one employees or independent contractors, such employee’s annual compensation and benefits is not more than the sum of the compensation and benefits provided to the employees and independent contractors being replaced;

•	settle or compromise any pending or threatened legal proceeding, except for the settlement of any legal proceeding that (A) is reflected or reserved against in E2open’s balance sheet as of November 30, 2014 and (B) does not include any obligation (other than the payment of money) to be performed by E2open or its subsidiaries following the Effective Time;

•	except as may be required as a result of a change in applicable law or in GAAP, make any change in any of the accounting principles or practices used by it;

•	(A) make or change any material tax election, (B) settle or compromise any income or other material tax liability, (C) amend any material tax return, (D) waive any right to claim a material tax refund, or (E) consent to any extension or waiver of any limitation period with respect to any claim or assessment for material taxes;

•	(A) directly or indirectly acquire (by merger, consolidation or acquisition of stock or assets) any other person or any equity interest therein or (B) dispose of any material properties or material assets of E2open or its subsidiaries (other than to E2open or any of its subsidiaries), other than in the ordinary course of business consistent with past practice;

•	(A) enter into, terminate or amend in any material respect any material contract of the business, other than in the ordinary course of business consistent with past practice, (B) enter into or extend the term or scope of any contract that purports to restrict E2open, or any existing or future subsidiary or affiliate of E2open, from engaging in any line of business or in any geographic area, or (C) enter into any contract that would be breached by, or require the consent of any third party in order to continue in full force following, consummation of the transactions contemplated thereby;

•	make any capital expenditure or expenditures which (A) involves the purchase of real property or (B) is in excess of $600,000 in the aggregate;

•	(A) other than in the ordinary course of business, grant to any third person any license, sublicense, covenant not to sue, immunity, authorization, release or other right with respect to any material intellectual property rights, (B) assign or transfer to any third person any material company intellectual property rights, or (C) abandon any company registered intellectual property rights; or

•	enter into a contract, or otherwise resolve or agree in any legally binding manner, to take any of the foregoing actions.

Notwithstanding the foregoing, nothing in the Merger Agreement is intended to give Parent, directly or indirectly, the right to control or direct the business or operations of E2open or its subsidiaries at any time prior to the Acceptance Time. Prior to the Acceptance Time, E2open and its subsidiaries shall exercise, consistent with the terms and conditions of the Merger Agreement, complete control and supervision over their own business and operations.

No Solicitation. From the date of the Merger Agreement, E2open and its subsidiaries were required to immediately cease any and all existing discussions or negotiations with any persons conducted theretofore with respect to any offer or proposal (other than an offer or proposal by Parent and Purchaser) to engage in an Acquisition Transaction (as defined herein) (an “Acquisition Proposal”) and terminate such persons’ access to any data room containing E2open’s confidential information, and shall request the return from all such persons or the destruction by such persons of all copies of confidential information previously provided to such persons by E2open, its subsidiaries or representatives. Subject to the paragraph below, at all times during the period commencing with the execution and delivery of the Merger Agreement and continuing until the earlier to occur of the termination of the Merger Agreement pursuant to Article IX of the Merger Agreement and the Effective Time, E2open, its subsidiaries and any of their respective directors, officers or other employees, controlled affiliates, or any investment banker, attorney, accountant or other authorized agent or representative retained by any of them (collectively, “Representatives”) are not permitted to, directly or indirectly:

•	solicit, initiate, cause or induce the making, submission or announcement of, or knowingly encourage, facilitate or assist, an Acquisition Proposal;

•	furnish to any person (other than Parent, Purchaser or any designees of Parent or Purchaser) any non-public information relating to E2open or any of its subsidiaries, or afford to any person (other than Parent, Purchaser or any designees of Parent or Purchaser) access to the business, properties, assets, books, records or other non-public information, or to any personnel, of E2open or any of its subsidiaries, in any such case with the intent to induce the making, submission or announcement of, or the intent to encourage, facilitate or assist, an Acquisition Proposal or any inquiries or the making of any proposal that would reasonably be expected to lead to an Acquisition Proposal;

•	participate or engage in discussions or negotiations with any person with respect to an Acquisition Proposal; or

•	enter into any contract contemplating or otherwise relating to an Acquisition Transaction (other than a confidentiality agreement).

Notwithstanding anything to the contrary set forth above or in the Merger Agreement, at any time prior to the Acceptance Time, if E2open receives from any person a bona fide, written and unsolicited Acquisition Proposal not involving a breach of the Merger Agreement that the E2open Board determines in good faith (after consultation with E2open’s financial advisor and outside legal counsel) either constitutes or is reasonably expected to lead to a Superior Proposal (as defined below), the E2open Board may, directly or indirectly through E2open’s Representatives:

•	participate or engage in discussions or negotiations with such person, and/or

•	furnish to such person any non-public information relating to E2open or any of its subsidiaries and/or afford such person access to the business, properties, assets, books, records or other non-public information, or the personnel, of E2open or any of its subsidiaries, in each case pursuant to a confidentiality agreement; provided that contemporaneously with furnishing any non-public information to such person, E2open furnishes such non-public information to Parent to the extent such information has not been previously furnished by E2open to Parent.

However, in the case of any action described in the foregoing paragraph, (A) the E2open Board and/or an E2open Board Committee must determine in good faith (after consultation with its outside legal counsel) that the failure to take such action would reasonably be expected to be inconsistent with its fiduciary duties under Delaware law, and (B) E2open must give Parent written notice of the identity of such person, a copy of the applicable confidentiality agreement entered into with such person (but only if such agreement was entered into after the date hereof), and the terms of such Acquisition Proposal (unless such Acquisition Proposal is in written form, in which case E2open shall give Parent a copy thereof) and of E2open’s intention to participate or engage in discussions or negotiations with, or furnish non-public information to, such person.

The Merger Agreement obligates E2open to keep Parent reasonably informed of the status and terms of any such Acquisition Proposal, request or inquiry. The Merger Agreement obligates E2open to promptly notify Parent if any director or executive officer of E2open becomes aware of any receipt by E2open of (i) any Acquisition Proposal, (ii) any request for information that would reasonably be expected to lead to an Acquisition Proposal, or (iii) any inquiry with respect to, or which would reasonably be expected to lead to, any Acquisition Proposal, the terms and conditions of such Acquisition Proposal, request or inquiry, and the identity of the person or group making any such Acquisition Proposal, request or inquiry (and shall include with such notice copies of any written materials received from or on behalf of such person relating to such Acquisition Proposal).

Rights Agreement. From the date of the Merger Agreement until the earlier of the Effective Time or the termination of the Merger Agreement in accordance with Article IX of the Merger Agreement, (i) the approval of the transactions contemplated in the Merger Agreement and in the Tender and Support Agreements by the E2open Board for purposes of causing any state takeover statute or similar statute or regulation or the Rights Agreement to be inapplicable to the Offer, the Merger and other transactions contemplated by the Merger Agreement and the Tender and Support Agreements shall not be amended and no Company Board Recommendation Change or other action shall change such approval, and (ii) the Rights Agreement shall not be otherwise amended or qualified. E2open and the E2open Board are required to take all actions necessary so that any rights previously granted under the Rights Agreement shall not become exercisable as a result of the execution and delivery of the Merger Agreement or the Tender and Support Agreements or the consummation of the Offer, the Merger and the other transactions contemplated therein or in the Tender and Support Agreements or prior to the termination of the Merger Agreement in accordance with Article IX of the Merger Agreement.

The E2open Board’s Recommendation. Subject to the terms described below, the E2open Board (i) determined that the terms of the Offer, the Merger and the other transactions contemplated by the Merger Agreement are fair to, and in the best interests of, E2open and its stockholders; (ii) determined that it is in the best interests of E2open and its stockholders, and declared it advisable, to enter into the Merger Agreement; (iii) approved (A) the execution and delivery by E2open of the Merger Agreement, (B) the performance by E2open of its covenants and agreements in the Merger Agreement and (C) the consummation of the Offer, the Merger and the other transactions contemplated by the Merger Agreement, including the Tender and Support Agreements; and (iv) resolved to recommend that E2open’s stockholders accept the Offer and tender their Shares to Purchaser pursuant to the Offer (the “Company Board Recommendation”).

The Merger Agreement provides that neither the E2open Board nor any committee thereof shall (x) withhold, withdraw, amend or modify in a manner adverse to Parent, or publicly propose to withhold, withdraw, amend or modify in a manner adverse to Parent, the Company Board Recommendation, or (y) approve, endorse or recommend an Acquisition Proposal (each of clauses (x) and (y), a “Company Board Recommendation Change”), except as expressly permitted pursuant to the clauses below:

•	a “stop, look and listen” communication by the E2open Board to E2open’s stockholders pursuant to Rule 14d-9(f) of the Exchange Act (and, in the case of a public Acquisition Proposal that is not a third party tender offer, any similar communication that does not contain more than what would be permitted under Rule 14d-9(f) had such communication been issued in connection with a third party tender offer) shall not be deemed to be a Company Board Recommendation Change;

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at any time prior to the Acceptance Time, the E2open Board and/or an E2open Board Committee may make a Company Board Recommendation Change if and only if (A) E2open has received an unsolicited, bona fide written Acquisition Proposal that constitutes a Superior Proposal and not involving a breach of the Merger Agreement; (B) the E2open Board and/or an E2open Board Committee shall have determined in good faith (after consultation with its outside legal counsel) that the failure to enter into a definitive agreement relating to such Superior Proposal would reasonably be expected to be inconsistent with its fiduciary duties under Delaware law; (C) E2open shall have notified Parent in writing of the Superior Proposal, including providing Parent with the identity of the person making such Superior Proposal and a copy of the then-current forms of all of the relevant proposed transaction documents related thereto, including definitive agreements with respect to such Superior Proposal (a “Superior Proposal Notice”), provided that with respect to a material amendment to the financial terms or other material terms of such Superior Proposal, Parent shall be entitled to a new written notice by E2open (a “Superior Proposal Amendment Notice”); (D) if requested by Parent, E2open shall have made its Representatives available to discuss with Parent’s Representatives any proposed modifications to the terms and conditions of the Merger Agreement during the period beginning at 5:00 p.m. Pacific Time on the day of delivery by E2open to Parent of such Superior Proposal Notice or such Superior Proposal Amendment Notice, as applicable, and ending at 5:00 p.m. Pacific Time on, in the case of a Superior Proposal Notice, the third (3rd) business day following the day of such delivery or, in the case of a Superior Proposal Amendment Notice, the second (2nd) business day following the day of such delivery; and (E) if Parent shall have delivered to E2open during such three business day period or such two business day period, as applicable, a written and binding offer to modify the terms of the Merger Agreement, the E2open Board and/or an E2open Board Committee shall have determined in good faith, after considering the terms of such offer by Parent, that the Superior Proposal giving rise to such Superior Proposal Notice or such Superior Proposal Amendment Notice, as applicable, still constitutes a Superior Proposal; or

•	at any time prior to the Acceptance Time, the E2open Board and/or an E2open Board Committee may make a Company Board Recommendation Change if and only if (A) an Intervening Event (as defined herein) has occurred; (B) the E2open Board and/or an E2open Board Committee shall have determined in good faith (after consultation with its outside legal counsel) that the failure to make a Company Board Recommendation Change in light of such Intervening Event would reasonably be expected to be inconsistent with its fiduciary duties under Delaware law; (C) E2open shall have notified Parent in writing of such Intervening Event, including a reasonable description of such Intervening Event (an “Intervening Event Notice”); (D) if requested by Parent, E2open shall have made its Representatives available to discuss with Parent’s Representatives any proposed modifications to the terms and conditions of the Merger Agreement during the period beginning at 5:00 p.m. Pacific Time on the day of delivery by E2open to Parent of such Intervening Event Notice and ending at 5:00 p.m. Pacific Time on the third (3rd) business day following the day of such delivery; and (E) if Parent shall have delivered to E2open during such three business day period a written and binding offer to modify the terms of the Merger Agreement, the E2open Board and/or an E2open Board Committee shall have determined in good faith, after considering the terms of such offer by Parent, that the failure to make a Company Board Recommendation Change in light of such Intervening Event would still reasonably be expected to be inconsistent with its fiduciary duties under Delaware law.

For the purposes of this Offer to Purchase:

•

“Acquisition Transaction” means any transaction or series of related transactions (other than the transactions contemplated by the Merger Agreement) involving: (i) any direct or indirect purchase or other acquisition by any person or “group” (as defined in or under Section 13(d) of the Exchange Act), whether from E2open and/or any other person(s), of Shares representing more than twenty percent (20%) of the Shares outstanding after giving effect to the consummation of such purchase or other acquisition, including pursuant to a tender offer or exchange offer by any person or “group” (as defined in or under Section 13(d) of the Exchange Act) that, if consummated in accordance with its terms, would result in such person or “group” beneficially owning more than twenty percent (20%) of the Shares outstanding after giving effect to the consummation of such tender or exchange offer; (ii) any direct or indirect purchase or other acquisition by any person or “group” (as defined in or under Section 13(d) of the Exchange Act) of more than twenty percent (20%) of the consolidated assets of E2open and its subsidiaries taken as a whole (measured by the fair market value thereof as of the date of such sale, transfer, acquisition or disposition); (iii) any merger, consolidation, business combination or other similar transaction involving E2open pursuant to which any person or “group” (as defined in or under Section 13(d) of the Exchange Act), other than the E2open stockholders (as a group) immediately prior to the consummation of such transaction, would hold Shares representing more than twenty percent (20%) of the Shares outstanding after giving effect to the consummation of such transaction; (iv) a liquidation, dissolution or other winding up of E2open; or (v) any combination of the foregoing.

•	“Superior Proposal” means any bona fide written Acquisition Proposal for an Acquisition Transaction on terms that the E2open Board shall have determined in good faith (after consultation with its financial advisor and outside legal counsel), taking into account all relevant legal, financial and regulatory aspects of such Acquisition Proposal and the likelihood of consummation of such Acquisition Transaction, would be more favorable from a financial point of view to the E2open stockholders (in their capacity as such) than the Offer and the Merger, after taking into account any written and binding offer made by Parent to modify the terms of the Merger Agreement; provided, however, that for purposes of the reference to an “Acquisition Proposal” in this definition of a “Superior Proposal,” all references to “more than twenty percent (20%)” in the definition of “Acquisition Transaction” shall be deemed to be references to “a majority.”

•	“Intervening Event” means an event or circumstance that was not known to the E2open Board on the date of the Merger Agreement, which event or circumstance becomes known to the E2open Board prior to the Acceptance Time; provided that an Acquisition Proposal that does not constitute a Superior Proposal shall not be taken into account in determining whether an “Intervening Event” has occurred.

Access to Information. At all times during the period commencing with the execution and delivery of the Merger Agreement and continuing until the earlier to occur of the termination of the Merger Agreement pursuant to Article IX of the Merger Agreement and the Effective Time, E2open is generally required by the Merger Agreement to afford Parent and its advisors, agents and representatives reasonable access during normal business hours, upon reasonable notice, to the properties, books and records and personnel of E2open. The terms and conditions of the Confidentiality Agreements shall apply to any information obtained by Parent or any of its advisors, agents or representatives pursuant to such reasonable access.

Directors’ and Officers’ Indemnification and Insurance. The Merger Agreement provides for certain indemnification rights in favor of E2open’s and its subsidiaries’ current or former directors and officers. Specifically, the Surviving Corporation and its subsidiaries are required to (and Parent shall cause the Surviving Corporation and its subsidiaries to) honor and fulfill in all respects the obligations of E2open and its subsidiaries under any and all (i) indemnification agreements between E2open or any of its subsidiaries and any of their respective current or former directors and officers as of the date of the Merger Agreement and any person who becomes a director or officer of E2open or any of its subsidiaries prior to the Effective Time (the “Indemnified Persons”) and (ii) indemnification, expense advancement and exculpation provisions in any certificate of incorporation or bylaws or comparable organizational document of E2open or any of its subsidiaries in effect on the date of the Merger Agreement. In addition, during the period commencing at the Effective Time and ending on the sixth (6th) anniversary of the Effective Time, the Surviving Corporation and its subsidiaries are required to (and Parent shall cause the Surviving Corporation and its subsidiaries to) cause the certificates of incorporation and bylaws (and other similar organizational documents) of the Surviving Corporation and its subsidiaries to contain provisions with respect to indemnification, exculpation and the advancement of expenses that are at least as favorable as the indemnification, exculpation and advancement of expenses provisions contained in the certificates of incorporation and bylaws (or other similar organizational documents) of E2open and its subsidiaries as of the date of the Merger Agreement, and during such six -year period, such provisions shall not be repealed, amended or otherwise modified in any manner adverse to the Indemnified Persons except as required by applicable law. In addition, for a period of six years from the Effective time, the Surviving Corporation and its subsidiaries are required by the Merger Agreement to (and Parent shall cause the Surviving Corporation and its subsidiaries to) indemnify and hold harmless each Indemnified Person from and against any costs, fees and expenses (including reasonable attorneys’ fees and investigation expenses), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any claim, proceeding, investigation or inquiry, whether civil, criminal, administrative or investigative, to the extent such claim, proceeding, investigation or inquiry arises directly or indirectly out of, or pertains directly or indirectly to (i) any action or omission or alleged action or omission in such Indemnified Person’s capacity as a director, officer, employee or agent of E2open or any of its subsidiaries or other affiliates (regardless of whether such action or omission, or alleged action or omission, occurred prior to, at or after the Effective Time), or (ii) any of the transactions contemplated by the Merger Agreement.

The Merger Agreement also provides for certain insurance rights in favor of E2open’s and its subsidiaries’ current and former directors and officers. Specifically, during the period commencing at the Effective Time and ending on the sixth (6th) anniversary of the Effective Time, the Surviving Corporation is required by the Merger Agreement to (and Parent shall cause the Surviving Corporation to) maintain in effect E2open’s current directors’ and officers’ liability insurance (“D&O Insurance”) in respect of acts or omissions occurring at or prior to the Effective Time, covering each person covered by the D&O Insurance, on terms with respect to the coverage and amounts that are equivalent to those of the D&O Insurance; provided, however, that in satisfying such obligations, Parent and the Surviving Corporation are not obligated by the Merger Agreement to pay annual premiums in excess of three hundred percent (300%) of the amount paid by E2open for coverage for its last full fiscal year (such three hundred percent (300%) amount, the “Maximum Annual Premium”); provided, however, that, if the annual premiums of such insurance coverage exceed such amount, Parent and the Surviving Corporation are obligated by the Merger Agreement to obtain a policy with the greatest coverage available for a cost not exceeding the Maximum Annual Premium.

Reasonable Best Efforts. Upon the terms and subject to the conditions set forth in the Merger Agreement, each of Parent and Purchaser, on the one hand, and E2open, on the other hand, are required to use reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other party or parties to the Merger Agreement in doing, all things reasonably necessary, proper or advisable under applicable law or otherwise to consummate and make effective, in the most expeditious manner practicable, the Offer, the Merger and the other transactions contemplated by the Merger Agreement.

Public Statements and Disclosure. Other than the initial joint press release with respect to the execution of the Merger Agreement that was released by the parties on February 5, 2015, the Merger Agreement prohibits E2open, on the one hand, and Parent and Purchaser, on the other hand, from issuing any public release or making any public announcement concerning the Merger Agreement or the transactions contemplated by the Merger Agreement without the prior written consent of the other (which consent shall not be unreasonably withheld, conditioned or delayed), except as required by applicable law or the rules or regulations of any applicable United States securities exchange or regulatory or governmental authority to which the relevant party is subject or submits. This restriction does not apply to the Company Board Recommendation or following a Company Board Recommendation Change.

Anti-Takeover Laws. In the event that any state anti-takeover or other similar Law is or becomes applicable to the Merger Agreement or any of the transactions contemplated by the Merger Agreement, E2open, Parent and Purchaser shall use their respective reasonable best efforts to ensure that the transactions contemplated by the Merger Agreement may be consummated as promptly as practicable on the terms and subject to the conditions set forth in the Merger Agreement and otherwise to minimize the effect of such Law on the Merger Agreement and the transactions contemplated thereby.

Employee Matters. The Merger Agreement requires the Surviving Corporation to (and Parent shall cause the Surviving Corporation to) honor all employee plans and compensation arrangements in accordance with their terms as in effect immediately prior to the Acceptance Time, provided that nothing will prohibit the Surviving Corporation or its subsidiaries from amending or terminating any such employee plans, arrangements or agreements in accordance with their terms or if otherwise required by applicable law.

During the one year period following the Effective Time, the Surviving Corporation and its subsidiaries are obligated by the Merger Agreement to (and Parent will cause the Surviving Corporation and its subsidiaries to) provide employee benefits (other than any defined benefit or cash balance pension plan, deferred compensation, equity-based benefits, or individual employment agreements) that, taken as a whole, are no less favorable in the aggregate than the employee benefits (other than any defined benefit or cash balance pension plan, deferred compensation, equity-based benefits, or individual employment agreements) provided to continuing employees immediately prior to the Acceptance Time. In addition, the Merger Agreement obligates the Surviving Corporation to not decrease base salary, annual cash incentive bonus opportunity and regular wages as of the Acceptance Time, in the aggregate, during the period commencing at the Acceptance Time and ending one year following the Effective Time for any continuing employee employed during that period. During the period commencing at the Acceptance Time and ending one year following the Effective Time, the Surviving Corporation is obligated by the Merger Agreement to (and Parent will cause the Surviving Corporation to) provide severance benefits to continuing employees that are no less favorable than the severance benefits in effect under E2open’s severance plans, guidelines and practices immediately prior to the Acceptance Time and that are set forth in the confidential disclosure letter provided to Parent and Purchaser in connection with the Merger Agreement.

To the extent that following the Effective Time, employee benefits are provided under the employee benefit plans, programs and arrangements of Parent or one of its subsidiaries (including the Surviving Corporation) to continuing employees, and in which such continuing employees did not participate prior to the Effective Time (the “New Plans”), from and after the Effective Time, Parent will, or will cause the Surviving Corporation or one of its subsidiaries to, cause to be granted to such continuing employee credit for all service with E2open and its subsidiaries and any predecessor employer (to the extent E2open and its subsidiaries provide such past service credit) prior to the Effective Time, to the same extent as such continuing employee was entitled, before the Effective Time, for purposes of eligibility to participate, vesting and, with respect to vacation, sick time or paid time off, accrual and severance pay entitlement); provided, however, that such service need not be credited to the extent that (i) it would result in duplication of coverage or benefits or (ii) employees who are similarly situated to the continuing employees are not provided with such service under such plan. In addition, and without limiting the generality of the foregoing, (a) each continuing employee will be immediately eligible to participate, without any waiting period, in any and all New Plans to the extent that coverage pursuant to any such New Plan replaces coverage pursuant to a comparable employee plan in which such continuing employee participated immediately before the Effective Time (such plans, collectively, the “Old Plans”); (b) for purposes of each New Plan providing medical, dental, pharmaceutical, vision or disability benefits to any continuing employee, Parent will use commercially reasonable efforts to, or will cause the Surviving Corporation or one of its subsidiaries to use commercially reasonable efforts to, (x) cause all waiting periods, pre-existing condition exclusions, evidence of insurability requirements and actively-at-work or similar requirements of such New Plan to be waived for such continuing employee and his or her covered dependents to the extent it would have been waived under the comparable Old Plan, and (y) cause any eligible expenses incurred by such continuing employee and his or her covered dependents under a comparable Old Plan during the portion of the plan year of the Old Plan during the portion of the plan year prior to the Effective Time to be given full credit pursuant to such New Plan for purposes of satisfying all deductible, coinsurance and maximum out-of-pocket requirements applicable to such continuing employee and his or her covered dependents for the applicable plan year as if such amounts had been paid in accordance with such New Plan. Any vacation or paid time off accrued but unused by a continuing employee as of immediately prior to the Effective Time will be credited to such continuing employee following the Effective Time.

Equity Financing. Each of Parent and Purchaser agreed to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to arrange and obtain the proceeds of the financing as promptly as reasonably practicable on the terms and conditions described in the Commitment Letters delivered by the Cayman Insight Funds and Elliott.

Neither Parent nor Purchaser are permitted by the Merger Agreement to amend, alter, or waive, or agree to amend, alter or waive (in any case whether by action or inaction), any term of the Commitment Letters that (i) amends or modifies any of the conditions precedent to the receipt of the financing or imposes additional conditions precedent to the receipt of the financing, (ii) adversely affects the rights of, or remedies available to, E2open under the Commitment Letters, or (iii) would or would reasonably be expected to prevent, impede or delay the consummation of the Merger or the financing, in each case, without the prior written consent of E2open.

Additionally, Parent is obligated by the Merger Agreement to promptly (and in any event within one business day) notify E2open of (i) any amendment, alteration or waiver, or agreement to do any of the foregoing, of any term of the Commitment Letters, (ii) the expiration or termination (or attempted or purported termination, whether or not valid) of the Commitment Letters, or (iii) any refusal by any Investor to provide, any stated intent by any Investor to refuse to provide, or any expression of concern or reservation by any Investor regarding its obligation and/or ability to provide, the full financing contemplated by the applicable Commitment Letter.

In the Merger Agreement, Parent and Purchaser acknowledged and agreed that the obtaining of the Equity Financing, nor the completion of any issuance of securities contemplated by the financing, is a condition of the Offer or the Merger Closing.

Other Covenants. The Merger Agreement contains other covenants, including covenants relating to certain matters relating to Rule 14d-10(d) and Rule 16b-3 under the Exchange Act.

Termination. The Merger Agreement may be terminated and the Offer, the Merger and the other transactions contemplated thereby may be abandoned at any time prior to the Acceptance Time:

•	by mutual written agreement of Parent and E2open;

•	by either Parent or E2open if the Offer has expired or been terminated in accordance with the terms of the Merger Agreement and the Offer without Purchaser having accepted for payment any Shares tendered pursuant to the Offer on or before the Termination Date; provided, however, that such right to terminate the Merger Agreement is not available to any party whose action or failure to fulfill any obligation under the Merger Agreement has been the principal cause of or resulted in (i) any of the conditions to the Offer set forth in the Merger Agreement having failed to be satisfied and such action or failure to act constitutes a material breach of the Merger Agreement or (ii) the expiration or termination of the Offer in accordance with the terms of the Merger Agreement and the Offer without Purchaser having accepted for payment any Shares tendered pursuant to the Offer and such action or failure to act constitutes a material breach of the Merger Agreement;

•	by E2open:

•	in the event that (i) E2open is not then in material breach of the Merger Agreement and (ii) Parent and/or Purchaser have breached or otherwise violated any of their respective material covenants, agreements or other obligations under the Merger Agreement, or any of the representations and warranties of Parent and Purchaser set forth in the Merger Agreement have become inaccurate, which breach, violation or inaccuracy, individually or in the aggregate with other such breaches, violations or inaccuracies, is incapable of being cured, or is not cured by Parent and/or Purchaser within twenty calendar days following receipt of written notice from E2open of such breach, violation or inaccuracy and would reasonably be expected to prevent the consummation of the Offer prior to the Termination Date;

•	in the event that (i) E2open has received a Superior Proposal, (ii) E2open has complied with the terms of the Merger Agreement regarding a Company Board Recommendation Change in response to receipt of a Superior Proposal, and (iii) concurrently with the termination of the Merger Agreement, E2open pays Parent the Termination Fee (as defined herein) payable to Parent pursuant to the Merger Agreement;

•	by Parent:

•	in the event that (i) Parent and Purchaser are not then in material breach of the Merger Agreement and (ii) E2open has breached or otherwise violated any of its material covenants, agreements or other obligations under the Merger Agreement, or any of the representations and warranties of E2open set forth in the Merger Agreement have become inaccurate, in either case such that (A) the conditions to the Offer set forth in the Merger Agreement are not capable of being satisfied by the Termination Date and (B) such breach, violation or inaccuracy is incapable of being cured, or is not cured, by E2open within twenty calendar days following receipt of written notice from Parent of such breach, violation or inaccuracy;

•	in the event that (i) the E2open Board and/or an E2open Board Committee shall have effected a Company Board Recommendation Change, (ii) where Parent has made a request to E2open to publicly reconfirm the Company Board Recommendation following the making by any person of a public Acquisition Proposal, the E2open Board shall have failed to do so as promptly as reasonably practicable (in any event within ten business days after receipt of the first such request from Parent and within five business days in respect of any subsequent requests thereafter), or (iii) a tender or exchange offer for the Shares that constitutes an Acquisition Proposal (whether or not a Superior Proposal) is commenced by a person unaffiliated with Parent and, within ten business days after the public announcement of the commencement of such Acquisition Proposal, E2open shall not have filed a Schedule 14D-9 pursuant to Rule 14e-2 and Rule 14d-9 promulgated under the Exchange Act recommending that the E2open stockholders reject such Acquisition Proposal and not tender any Shares into such tender or exchange offer (the “Board Recommendation Change Termination”).

Notwithstanding the prior adoption of the Merger Agreement by the E2open stockholders in accordance with the DGCL, the Merger Agreement may be terminated and the Offer and/or the Merger may be abandoned, at any time prior to the Effective Time (it having been agreed that the party terminating the Merger Agreement pursuant to these terms shall give prompt written notice of such termination to the other party or parties), by either Parent or E2open if any Order is issued or granted, or any Law is enacted, issued or promulgated, by any governmental authority that has the effect of making the Offer or the Merger illegal in the United States or which has the effect of prohibiting or otherwise preventing the consummation of the Offer or the Merger in the United States.

Effect of Termination. Any proper and valid termination of the Merger Agreement pursuant to its terms shall be effective immediately upon the delivery of written notice of the terminating party to the other party or parties, as applicable. In the event of the termination of the Merger Agreement pursuant to its terms, the Merger Agreement shall be of no further force or effect without liability of any party or parties thereto, as applicable (or any director, officer, employee, affiliate, agent or other representative of such party or parties) to the other party or parties, as applicable, except (a) for the terms of the Notice of Termination; the Effect of Termination section, the Fees and Expenses section and the General Provisions section, in each case, of the Merger Agreement, the Confidentiality Agreements and the Limited Guarantees, each of which shall survive the termination of the Merger Agreement and (b) subject to limitations on E2open’s liability in the event that Parent shall receive the Termination Fee set forth in the Merger Agreement, nothing in the Merger Agreement shall relieve any party or parties, as applicable, from any liability or damages (which the parties acknowledge and agree shall not be limited to reimbursement of out-of-pocket fees, costs or expenses incurred in connection with the transactions contemplated thereby) resulting from any knowing and intentional breach of the Merger Agreement prior to such termination, in which case the aggrieved party shall be entitled to all remedies available at law or in equity.

Termination Fees. E2open has agreed to pay Parent $9,000,000 (the “Termination Fee”) by wire transfer of immediately available funds to an account or accounts designated in writing by Parent, within two business days after demand by Parent, in the event that the Merger Agreement is terminated:

•	(A) by Parent or E2open pursuant to its terms as a result of the failure to satisfy the Minimum Condition prior to such termination; (B) following the execution and delivery of the Merger Agreement and prior to the termination of the Merger Agreement pursuant to its terms as a result of the failure to satisfy the Minimum Condition prior to such termination, a Competing Acquisition Transaction (as defined herein) shall have been publicly announced or shall have become publicly disclosed and, in either case, shall not have been withdrawn or otherwise abandoned (a “Competing Acquisition Transaction” shall have the same meaning as an “Acquisition Transaction” except that all references therein to “more than twenty percent (20%)” shall be deemed to be references to “a majority”); and (C) within twelve (12) months following the termination of the Merger Agreement (the “Tail Period”) pursuant to its terms as a result of the failure to satisfy the Minimum Condition prior to such termination, E2open has entered into a definitive agreement with respect to any Competing Acquisition Transaction or any Competing Acquisition Transaction has been consummated;

•	(A) by Parent for E2open’s uncured breach or violation of its material covenants, agreements or other obligations under the Merger Agreement, or inaccuracy of any of E2open’s representations and warranties set forth in the Merger Agreement, so that the conditions to the Offer are not capable of being satisfied by the Termination Date; (B) following the execution and delivery of the Merger Agreement and prior to the termination of the Merger Agreement as described in the foregoing (A), a Competing Acquisition Transaction shall have been publicly announced or shall have become publicly disclosed and, in either case, shall not have been withdrawn or otherwise abandoned; and (C) during the Tail Period, E2open has entered into a definitive agreement with respect to any Competing Acquisition Transaction or any Competing Acquisition Transaction has been consummated (in which case E2open shall pay the Termination Fee less any expenses of Parent, Purchaser and the Guarantors paid by E2open as described in “Expenses” below);

•	in the event that the Merger Agreement is terminated by E2open pursuant to its terms as a result of receiving a Superior Proposal;

•	in the event that the Merger Agreement is terminated by Parent pursuant to its terms as a result of the Board Recommendation Change Termination,E2open’s uncured breach or violation of its material covenants under the Merger Agreement in connection with its covenants described in this Offer to Purchase under “No Solicitation,” “Rights Agreement,” “The E2open Board’s Recommendation,” or “Anti-Takeover Laws,” each as described above, or certain other actions taken by E2open in connection with the Offer as otherwise described in this Offer to Purchase.

If E2open fails to timely pay any amount due pursuant to the Termination Fee provisions and, in order to obtain such payment, Parent commences a suit that results in a judgment against the non-paying party for the payment of any amount set forth in the provisions of the Merger Agreement regarding the Termination Fee, E2open shall pay Parent its costs and expenses in connection with such suit, together with interest on such amount at the annual rate of five percent (5%) plus the prime rate as published in The Wall Street Journal in effect on the date such payment was required to be made through the date such payment was actually received, or such lesser rate as is the maximum permitted by applicable law.

In the event that Parent shall receive the Termination Fee pursuant to the terms of the Merger Agreement, except with respect to any act of fraud, intentional misconduct or willful breach on E2open’s part, the receipt of such fee shall be deemed to be liquidated damages for any and all losses or damages suffered or incurred by Parent, Purchaser, any of their respective affiliates or any other person in connection with the Merger Agreement (and the termination thereof), the transactions contemplated thereby (and the abandonment thereof) or any matter forming the basis for such termination, and none of Parent, Purchaser, any of their respective affiliates or any other person shall be entitled to bring or maintain any other claim, action or proceeding against E2open or any of its affiliates arising out of the Merger Agreement (and the termination thereof), the transactions contemplated by the Merger Agreement (and the abandonment thereof) or any matter forming the basis for such termination.

Availability of Specific Performance. Parent, Purchaser and E2open agreed that irreparable damage would occur in the event that any provision of the Merger Agreement were not performed in accordance with its specific terms or were otherwise breached, and that money damages or other legal remedies would not be an adequate remedy for any such damages. Accordingly, Parent, Purchaser and E2open acknowledged and agreed that in the event of any breach or threatened breach by E2open, on the one hand, or Parent and/or Purchaser, on the other hand, of any of their respective covenants or obligations set forth in the Merger Agreement, E2open, on the one hand, and Parent and Purchaser, on the other hand, shall be entitled under the Merger Agreement to an injunction or injunctions to prevent or restrain breaches or threatened breaches of the Merger Agreement by the other (as applicable), and to specifically enforce the terms and provisions of the Merger Agreement to prevent breaches or threatened breaches of, or to enforce compliance with, the covenants and obligations of the other under the Merger Agreement. E2open, on the one hand, and Parent and Purchaser, on the other hand agreed not to raise any objections to the availability of the equitable remedy of specific performance to prevent or restrain breaches or threatened breaches of the Merger Agreement by such party (or parties), and to specifically enforce the terms and provisions of the Merger Agreement to prevent breaches or threatened breaches of, or to enforce compliance with, the covenants and obligations of such party (or parties) under the Merger Agreement. Notwithstanding the foregoing, it was explicitly agreed that E2open shall be entitled to specific performance of Parent’s obligation to cause the Equity Financing to be funded or to fully enforce the terms of the Commitment Letters against the Guarantors to the fullest extent permissible thereunder and under applicable laws, and to effect the consummation of the Merger Closing in accordance with the terms of the Merger Agreement, if and only if (A) all conditions to the Merger Closing have been satisfied (other than those conditions that, by their nature, are to be satisfied at the Merger Closing (provided such conditions would be satisfied as of such date)) at the time when the Merger Closing would have occurred but for the failure of the Equity Financing to be funded, and (B) E2open has irrevocably confirmed in writing to Parent that if specific performance is granted and the financing is funded, then the Merger Closing pursuant to the terms of the Merger Agreement will occur. Any party seeking an injunction or injunctions to prevent breaches of the Merger Agreement and to enforce specifically the terms and provisions of the Merger Agreement shall not be required under the Merger Agreement to provide any bond or other security in connection with any such order or injunction.

Expenses. Except as set forth in the Merger Agreement, all fees and expenses incurred in connection with the Merger Agreement and the transactions contemplated thereby shall be paid by the party or parties, as applicable, incurring such expenses, whether or not the Offer and/or Merger is consummated. In the event that the Merger Agreement is terminated by Parent pursuant to the terms of the Merger Agreement for E2open’s uncured breach or violation of its material covenants, agreements or other obligations under the Merger Agreement, or inaccuracy of any of E2open’s representations and warranties set forth in the Merger Agreement, so that the conditions to the Offer are not capable of being satisfied by the Termination Date (other than a circumstance when a Termination Fee is paid pursuant to the terms of the Merger Agreement), then E2open shall pay to Parent all of the reasonable and documented expenses of Parent, Purchaser and the Guarantors up to, but not exceeding, $2,000,000 in the aggregate.

Governing Law. The Merger Agreement is governed by and construed in accordance with the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of law.

Commitment Letters and Limited Guarantees

The descriptions of the Commitment Letters and the Limited Guarantees included in Section 9—“Source and Amount of Funds—Equity Financing and Limited Guarantees,” are incorporated into this Section 11 by reference.

Tender and Support Agreements

As a condition to Parent’s and Purchaser’s willingness to enter into the Merger Agreement, Parent and Purchaser entered into two Tender and Support Agreements, dated as of the date of the Merger Agreement, with each of (i) Crosspoint Venture Partners 2000, L.P. and Crosspoint Venture Partners 2000 (Q), L.P. and (ii) Mumford Family Trust, Mumford Lana’i LLC and Mumford CVP 2000 L.P. (clauses (i) and (ii), collectively, the “Supporting Stockholders” and such agreements, the “Tender and Support Agreements”). Pursuant to the Tender and Support Agreements, the Supporting Stockholders agreed, subject to certain limited specified exceptions, to tender, and not withdraw, all outstanding Shares beneficially owned by them, or acquired by them after such date (collectively, the “Subject Shares”). In addition, the Supporting Stockholders have agreed, subject to certain exceptions, to refrain from disposing of the Subject Shares and soliciting alternative acquisition proposals to the Merger. The Tender and Support Agreements will terminate upon certain circumstances, including upon termination of the Merger Agreement. The Supporting Stockholders did not, and will not, receive any additional consideration in connection with the execution and delivery of the Tender and Support Agreements.

The foregoing summaries of the Tender and Support Agreements do not purport to be complete and are qualified in their entirety by reference to the Tender and Support Agreements, copies of which are filed as exhibits (a)(2)(A) and (a)(2)(B) to the Schedule TO filed with the SEC, which are incorporated herein by reference.

Confidentiality Agreement

On November 26, 2014, E2open and Insight entered into the Insight Confidentiality Agreement in order to facilitate the consideration and negotiation of a possible negotiated transaction involving the parties and/or their affiliates. Under the Insight Confidentiality Agreement, Insight agreed, subject to certain exceptions, (i) not to make use of or disclose to any other person any of E2open’s confidential information; (ii) to certain employee non-solicitation provisions for a period of twelve (12) months commencing on the day of the Insight Confidentiality Agreement; and (iii) to certain standstill provisions during the twelve (12) month period commencing on the day of the Insight Confidentiality Agreement.

On January 22, 2015, E2open and Insight entered into the Insight Confidentiality Agreement Waiver, pursuant to which E2open waived certain provisions of the Insight Confidentiality Agreement, among other things, to permit Insight to disclose non-public information of E2open to Elliott for purposes of considering, evaluating, negotiating and implementing a possible negotiated transaction among Insight and E2open, with Elliott Group providing equity financing in furtherance of such transaction.

On February 2, 2015, E2open provided to Insight a written consent under the Insight Confidentiality Agreement (the “Insight Consent”), pursuant to which E2open consented to Insight’s use of certain potential debt financing sources in connection with the Merger, the Offer and the other transactions contemplated by the Merger Agreement, provided that each such potential debt financing source enters into a confidentiality agreement containing certain confidentiality obligations that are substantially as restrictive as Insight’s obligations under the Insight Confidentiality Agreement and providing for E2open as a third party beneficiary, subject to the terms and conditions of the Consent.

The foregoing summaries of the Insight Confidentiality Agreement, Insight Confidentiality Agreement Waiver and Insight Consent do not purport to be complete and are qualified in their entirety by reference to the Insight Confidentiality Agreement, Insight Confidentiality Agreement Waiver and Insight Consent, copies of which are filed as exhibits (d)(2), (d)(3) and (d)(4) to the Schedule TO filed with the SEC, which are incorporated herein by reference.

12.	Purpose of the Offer; Plans for E2open

Purpose of the Offer. The purpose of the Offer is for Parent to acquire control of, and all of the equity interests in, E2open. The Offer, as the first step in the acquisition of E2open, is intended to facilitate the acquisition of all of the outstanding Shares. The purpose of the Merger is to acquire all of the outstanding Shares not tendered and purchased pursuant to the Offer. The Merger Closing shall take place as soon as practicable following the Acceptance Time, and in any case no later than the second business day after the satisfaction of the last to be satisfied of the conditions set forth in Article VIII of the Merger Agreement (other than those conditions that, by their nature, are to be satisfied at the Merger Closing, but subject to the satisfaction (or waiver, if permitted by applicable law) of those conditions), or at such other date and time as Parent, Purchaser, and E2open shall mutually agree upon in writing.

If you sell your Shares in the Offer, you will cease to have any equity interest in E2open or any right to participate in its earnings and future growth. If you do not tender your Shares, but the Merger is consummated, you also will no longer have an equity interest in E2open. Similarly, after selling your Shares in the Offer or the subsequent Merger, you will not bear the risk of any decrease in the value of E2open.

Merger Without a Meeting. If the conditions to the Offer are satisfied and the Offer is consummated, we will not seek the approval of E2open’s remaining public stockholders before effecting the Merger. Section 251(h) of the DGCL provides that following consummation of a successful tender offer for a public corporation, and subject to certain statutory provisions, if the acquirer holds at least the amount of shares of each class of stock of the target corporation that would otherwise be required to approve a merger for the target corporation, and the other stockholders receive the same consideration for their stock in the merger as was payable in the tender offer, then the acquirer can effect a merger without the action of the non-tendering stockholders of the target corporation. With respect to a tender offer, Section 251(h) of the DGCL provides that the word “consummate” (and with correlative meaning, “consummation” and “consummating”) means the irrevocable acceptance for purchase of shares tendered pursuant to a tender offer. Therefore, references to a consummation of the Offer herein refer to the occurrence of the Acceptance Time. Accordingly, if we consummate the Offer, we intend to effect the Merger Closing without a vote of the stockholders of E2open pursuant to and in accordance with Section 251(h) of the DGCL.

Plans for E2open. It is expected that, initially following the Merger, the business and operations of E2open will, except as set forth in this Offer to Purchase, be continued substantially as they are currently being conducted. In connection with or following the Merger Closing, Parent may consolidate or reorganize certain corporate entities in E2open’s structure, but Parent has no present plans or proposals to sell or transfer any such entities or change the business or operations of E2open as a result of such consolidation or corporate reorganization. Parent will continue to evaluate the business and operations of E2open during the pendency of the Offer and after the consummation of the Offer and the Merger and will take such actions as it deems appropriate under the circumstances then existing. Thereafter, Parent intends to review such information as part of a comprehensive review of E2open’s business, operations, capitalization and management with a view to optimizing development of E2open’s potential.

To the best knowledge of Purchaser and Parent, other than as disclosed in this Offer to Purchase (including the Tender and Support Agreements described in Section 8—“Certain Information Concerning Parent and Purchaser”), no employment, equity contribution, or other agreement, arrangement or understanding between any executive officer or director of E2open, on the one hand, and Parent, Purchaser, any Sponsor, Elliott or E2open, on the other hand, existed as of the date of the Merger Agreement, and neither the Offer nor the Merger is conditioned upon any executive officer or director of E2open entering into any such agreement, arrangement or understanding.

It is possible that certain members of E2open’s current management team will enter into new or additional employment arrangements with E2open or the Surviving Corporation following the Acceptance Time and prior to the Effective Time. Such arrangements may include the right to purchase or participate in the equity of the Surviving Corporation or its affiliates. As of the date of this Offer to Purchase, there were no such employment arrangements between the existing management team and Parent or the Purchaser (or any of their affiliates). There can be no assurance that any parties will reach an agreement on any terms, or at all.

At the Effective Time, the certificate of incorporation of E2open shall be amended and restated in its entirety to read identically to the certificate of incorporation of Purchaser, as in effect immediately prior to the Effective Time, and such amended and restated certificate of incorporation shall become the certificate of incorporation of the Surviving Corporation until thereafter amended in accordance with the applicable provisions of the DGCL and such certificate of incorporation; provided, however, that at the Effective Time the certificate of incorporation of the Surviving Corporation shall be amended so that the name of the Surviving Corporation shall be “E2open, Inc.” At the Effective Time, (a) the members of the board of directors of Purchaser immediately prior to the Effective Time will become the initial directors of the Surviving Corporation and (b) the officers of E2open immediately prior to the Effective Time will become the initial officers of the Surviving Corporation, in each case to hold office in accordance with the certificate of incorporation and bylaws of the Surviving Corporation until their respective successors have been duly elected or appointed or qualified. Except as set forth in this Offer to Purchase, including as contemplated in this Section 12—“Purpose of the Offer, Plans for E2open—Plans for E2open,” Parent and Purchaser have no present plans or proposals that would relate to or result in (i) any extraordinary corporate transaction involving E2open or any of its subsidiaries (such as a merger, liquidation, relocation of any operations or sale or other transfer of a material amount of assets), (ii) any sale or transfer of a material amount of assets of E2open or any of its subsidiaries, (iii) any material change in E2open’s capitalization or dividend policy, or (iv) any other material change in E2open’s corporate structure or business or composition of its management or board of directors.

13.	Certain Effects of the Offer.

Market for the Shares. If the conditions to the Offer are satisfied and the Offer is consummated, there will be no market for the Shares because Parent intends to consummate the Merger immediately following the Acceptance Time.

Stock Quotation. The Shares are currently listed on NASDAQ. Immediately following the Effective Time, the Shares will no longer meet the requirements for continued listing on NASDAQ because the only stockholder will be Parent. NASDAQ requires, among other things, that any listed shares of common stock have at least 750,000 publicly held shares. Immediately following the consummation of the Merger, Parent intends and will cause E2open to delist the Shares from NASDAQ.

Margin Regulations. The Shares are currently “margin securities” under the Regulations of the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”), which has the effect, among other things, of allowing brokers to extend credit on the collateral of such Shares. Immediately following the consummation of the Offer, the Shares would no longer constitute “margin securities” for the purposes of the margin regulations of the Federal Reserve Board and, therefore, could no longer be used as collateral for loans made by brokers.

Exchange Act Registration. The Shares are currently registered under the Exchange Act. Such registration may be terminated upon application of E2open to the SEC if the Shares are neither listed on a national securities exchange nor held by 300 or more holders of record. Termination of registration of the Shares under the Exchange Act would substantially reduce the information required to be furnished by E2open to its stockholders and to the SEC and would make certain provisions of the Exchange Act no longer applicable to E2open, such as the short-swing profit recovery provisions of Section 16(b) of the Exchange Act, the requirement of furnishing a proxy statement pursuant to Section 14(a) of the Exchange Act in connection with stockholders’ meetings and the related requirement of furnishing an annual report to stockholders and the requirements of Rule 13e-3 under the Exchange Act with respect to “going private” transactions. Furthermore, the ability of “affiliates” of E2open and persons holding “restricted securities” of E2open to dispose of such securities pursuant to Rule 144 promulgated under the Securities Act may be impaired or eliminated. If registration of the Shares under the Exchange Act were terminated, the shares would no longer be “margin securities” or be eligible for listing on NASDAQ. We intend and will cause E2open to terminate the registration of the Shares under the Exchange Act as soon after consummation of the Offer as the requirements for termination of registration are met and, in any event, following the consummation of the Merger.

14.	Dividends and Distributions.

The Merger Agreement provides that from the date of the Merger Agreement to the Effective Time or termination of the Merger Agreement pursuant to its terms, without the approval of Parent, E2open will not, and will not allow its subsidiaries to, declare, set aside or pay any dividend or other distribution (whether in cash, shares or property or any combination thereof) in respect of any shares of capital stock, or make any other actual, constructive or deemed distribution in respect of the shares of capital stock, except for cash dividends or other distributions made by any wholly-owned subsidiary of E2open to E2open or one of its wholly-owned subsidiaries.

15.	Certain Conditions to the Offer.

Notwithstanding any other term of the Offer or the Merger Agreement, Purchaser is not required to, and Parent is not required to cause Purchaser to, accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) promulgated under the Exchange Act (relating to Purchaser’s obligation to pay for or return tendered Shares of E2open promptly after the termination or withdrawal of the Offer), pay for any Shares that are validly tendered in the Offer and not withdrawn prior to the Expiration Date unless, at or prior to the Expiration Date:

(1) any waiting period (and extensions thereof) applicable to the transactions contemplated by the Merger Agreement (including the Offer and the Merger) under the HSR Act has expired or been terminated (the “Antitrust Condition”);

(2) there have been validly tendered and not withdrawn in accordance with the terms of the Offer prior to the Expiration Date that number of Shares which, together with the Shares then owned by Parent and Purchaser, equals at least a majority of all then outstanding Shares as well as Shares that E2open would be required to issue upon conversion, settlement or exercise of all then outstanding options, benefit plans, obligations or securities convertible or exchangeable into Shares, or other rights to acquire or be issued such Shares, for which E2open has received notices of exercise or conversion prior to the Expiration Date (excluding Shares tendered pursuant to guaranteed delivery procedures in respect of which either the stock certificates or the agent’s message, as applicable, have not yet been received by the depositary pursuant to such procedures in accordance with Section 251(h) of the DGCL) (the “Minimum Condition”);

(3) as of the Expiration Date there is not any order, judgment, decision, decree, injunction, ruling, award, settlement, stipulation, or writ (whether temporary, preliminary or permanent) issued or granted, or any federal, state, local, municipal, foreign or other law, statute, constitution, principle of common law, ordinance, code, rule, regulation, ruling or other legal requirement enacted, issued or promulgated, by any governmental authority that has the effect of making the Offer or the Merger illegal in the United States or which has the effect of prohibiting or otherwise preventing the consummation of the Offer or the Merger in the United States (the “Governmental Authority Condition”);

(4) the representations and warranties of E2open, without giving effect to any materiality or “Company Material Adverse Effect” qualifications therein, (A) set forth in Section 4.6 (Company Capitalization) of the Merger Agreement being true and correct in all respects (other than de minimis amounts) immediately prior to the Expiration Date (except to the extent expressly made as of an earlier date, in which case as of such earlier date); provided, however, that if one or more inaccuracies in breach of Section 4.6 (Company Capitalization) of the Merger Agreement would cause the aggregate amount required to be paid by Parent, Purchaser or E2open pursuant to the Merger Agreement to increase, individually or in the aggregate, by $750,000 or more, any such inaccuracy will be considered more than “de minimis” and such condition will be deemed to not have been satisfied, (B) set forth in Section 4.7 (Subsidiaries) of the Merger Agreement being true and correct in all material respects immediately prior to the Expiration Date (except to the extent expressly made as of an earlier date, in which case as of such earlier date), (C) set forth in Section 4.1 (Organization; Good Standing), Section 4.2 (Corporate Power; Enforceability), Section 4.3 (Stockholder Approval), Section 4.25 (Brokers), Section 4.27 (State Anti-Takeover Statutes), and Section 4.28 (Rights Plan) of the Merger Agreement, being true and correct in all respects immediately prior to the Expiration Date (except to the extent expressly made as of an earlier date, in which case as of such earlier date), (D) set forth in the Merger Agreement other than those sections specifically identified in clause (A), (B) or (C) of this paragraph, being true and correct as of immediately prior to the Expiration Date (except to the extent expressly made as of an earlier date, in which case as of such earlier date), except, in the case of this clause (D), where the failure to be true and correct does not have, individually or in the aggregate, a Company Material Adverse Effect;

(5) E2open has not failed to perform in all material respects its obligations under the Merger Agreement, in each case, on or prior to the expiration of the Offer;

(6) a Company Material Adverse Effect has not arisen or occurred since the date of the Merger Agreement that is continuing as of immediately prior to the Expiration Date;

(7) Parent has received a certificate executed by a duly authorized officer of E2open dated as of the Acceptance Time confirming on behalf of E2open that the conditions set forth in clauses (4), (5) and (6) of the above are duly satisfied immediately prior to Acceptance Time; and

(8) the Merger Agreement has not been properly and validly terminated in accordance with its terms.

The foregoing conditions are in addition to, and not a limitation of, the rights and obligations of Parent and Purchaser to extend, terminate or modify the Offer pursuant to the terms and conditions of the Merger Agreement.

Purchaser expressly reserves the right to waive any condition to the Offer or modify the terms of or conditions to the Offer; provided, however, that, without the prior written consent of E2open in its sole discretion, Purchaser shall not (and Parent shall not permit Purchaser to) (i) waive the Minimum Condition, the Antitrust Condition, or the Governmental Authority Condition; (ii) make any change in the terms of or conditions to the Offer that changes the form of consideration payable in the Offer; (iii) make any change in the terms of or conditions to the Offer that decreases the Offer Price or the number of Shares sought in the Offer; (iv) make any change in the terms of or conditions to the Offer that extends the Offer in a manner other than pursuant to the Merger Agreement; (v) make any change in the terms of or conditions to the Offer that imposes any conditions to the Offer other than those set forth in the Merger Agreement or modifies the conditions to the Offer set forth in the Merger Agreement; or (vi) make any change in the terms of or conditions to the Offer that amends any term or condition of the Offer in any manner material and adverse to the holders of the Shares.

16.	Certain Legal Matters; Regulatory Approvals.

General. Except as described in this Section 16, including HSR approval, based on our examination of publicly available information filed by E2open with the SEC and other information concerning E2open, we are not aware of any governmental license or regulatory permit that appears to be material to E2open’s business that might be adversely affected by our acquisition of Shares as contemplated herein or of any approval or other action by any governmental, administrative or regulatory authority or agency, domestic or foreign, that would be required for the acquisition or ownership of Shares by Purchaser or Parent as contemplated herein. Should any such approval or other action be required, we currently contemplate that, except as described below under “State Takeover Statutes,” such approval or other action will be sought. While we do not currently intend to delay acceptance for payment of Shares tendered pursuant to the Offer pending the outcome of any such matter, there can be no assurance that any such approval or other action, if needed, would be obtained or would be obtained without substantial conditions or that if such approvals were not obtained or such other actions were not taken, adverse consequences might not result to E2open’s business, any of which under certain conditions specified in the Merger Agreement could cause us to elect to terminate the Offer without the purchase of Shares thereunder under certain conditions. See Section 15—“Certain Conditions to the Offer.”

Antitrust Compliance. Under the HSR Act, and the related rules and regulations that have been issued by the United States Federal Trade Commission (the “FTC”), certain transactions may not be consummated until specified information and documentary material (“Premerger Notification and Report Forms”) have been furnished to the FTC and the Antitrust Division of the Department of Justice (the “Antitrust Division”) and certain waiting period requirements have been satisfied. These requirements of the HSR Act apply to the acquisition of Shares in the Offer and the Merger.

Under the HSR Act, our purchase of Shares in the Offer may not be completed until the expiration of a fifteen calendar day waiting period following the filing by Insight Venture Partners IX, L.P. (“IVP IX”), as the ultimate parent of Purchaser, of a Premerger Notification and Report Form concerning the Offer with the FTC and the

Antitrust Division, unless the waiting period is earlier terminated by the FTC and the Antitrust Division. IVP IX and E2open filed their Premerger Notification and Report Forms on February 13, 2015 with the FTC and the Antitrust Division in connection with the purchase of Shares in the Offer and the Merger. Accordingly, the required waiting period with respect to the Offer and the Merger will expire at 11:59 p.m. New York City time, on or about March 2, 2015, unless earlier terminated by the FTC or the Antitrust Division or unless the FTC or the Antitrust Division issues a request for additional information and documentary material (a “Second Request”) prior to that time. If within the fifteen calendar day waiting period either the FTC or the Antitrust Division issues a Second Request, the waiting period with respect to the Offer and the Merger would be extended until ten calendar days following the date of substantial compliance by IVP IX with that request, unless the FTC or the Antitrust Division terminates the additional waiting period before its expiration. After the expiration of the ten calendar day waiting period, the waiting period could be extended only by court order or with IVP IX’s consent. In practice, complying with a Second Request can take a significant period of time. Although E2open is required to file certain information and documentary material with the FTC and the Antitrust Division in connection with the Offer, neither E2open’s failure to make those filings nor a request for additional documents and information issued to E2open from the FTC or the Antitrust Division will extend the waiting period with respect to the purchase of Shares in the Offer and the Merger. The Merger will not require an additional filing under the HSR Act if Purchaser owns more than 50% of the outstanding Shares at the time of the Merger or if the Merger occurs within one year after the HSR Act waiting period applicable to the Offer expires or is terminated.

The FTC and the Antitrust Division will scrutinize the legality under the antitrust laws of Purchaser’s proposed acquisition of E2open. At any time before or after Purchaser’s acceptance for payment of Shares pursuant to the Offer, if the Antitrust Division or the FTC believes that the Offer would violate the U.S. federal antitrust laws by substantially lessening competition in any line of commerce affecting U.S. consumers, the FTC and the Antitrust Division have the authority to challenge the transaction by seeking a federal court order enjoining the transaction or, if shares have already been acquired, requiring disposition of such Shares, or the divestiture of substantial assets of Purchaser, E2open, or any of their respective subsidiaries or affiliates or requiring other conduct relief. United States state attorneys general and private persons may also bring legal action under the antitrust laws seeking similar relief or seeking conditions to the completion of the Offer. While Parent believes that consummation of the Offer would not violate any antitrust laws, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made or, if a challenge is made, what the result will be. If any such action is threatened or commenced by the FTC, the Antitrust Division or any state or any other person, Purchaser may not be obligated to consummate the Offer or the Merger. See Section 15—“Certain Conditions to the Offer.”

State Takeover Laws. A number of states (including Delaware, where E2open is incorporated) have adopted takeover laws and regulations which purport, to varying degrees, to be applicable to attempts to acquire securities of corporations that are incorporated in such states or that have substantial assets, stockholders, principal executive offices or principal places of business, or whose business operations otherwise have substantial economic effects therein.

In general, Section 203 of the DGCL prevents a Delaware corporation from engaging in a “business combination” (defined to include mergers and certain other actions) with an “interested stockholder” (including a person who owns or has the right to acquire 15% or more of a corporation’s outstanding voting stock) for a period of three years following the time such person became an “interested stockholder” unless, among other things, the “business combination” is approved by the board of directors of such corporation before such person became an “interested stockholder.” The E2open Board has approved the Merger Agreement and the transactions contemplated thereby, including the Offer, and the Merger, for purposes of Section 203 of the DGCL.

Based on information supplied by E2open and the approval of the Merger Agreement and the transactions contemplated by the Merger Agreement by the E2open Board, we do not believe that any other state takeover statutes or similar laws purport to apply to the Offer or the Merger. Except as described herein, neither Parent nor E2open has currently attempted to comply with any state takeover statute or regulation. We reserve the right to challenge the applicability or validity of any state law purportedly applicable to the Offer or the Merger and nothing in this Offer to Purchase or any action taken in connection with the Offer or the Merger is intended as a waiver of such right. If it is asserted that any state takeover statute is applicable to the Offer or the Merger and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer or the Merger, we might be required to file certain information with, or to receive approvals from, the relevant state authorities, and we might be unable to accept for payment or pay for Shares tendered pursuant to the Offer, or be delayed in consummating the Offer or the Merger. In such case, we may not be obligated to accept payment or pay for any Shares tendered pursuant to the Offer. See Section 15—“Certain Conditions to the Offer” of this Offer to Purchase.

Certain Litigation. Five purported stockholder class action lawsuits have been filed against E2open, its directors, Insight, Parent and Purchaser since the announcement of the Offer: (i) Parshall v. E2open, Inc. et al., Case No. 10647-VCL, filed on February 12, 2015 in the Delaware Court of Chancery; (ii) Saggar v. Woodward et al., filed on February 13, 2015 in the Superior Court of the State of California, County of San Mateo; (iii) Keehn v. E2open, Inc. et al., Case No. CIV 532551, filed on February 17, 2015 in the Superior Court of the State of California, County of San Mateo; (iv) Kim v. E2open, Inc. et al., Case No. 10674, filed on February 18, 2015 in the Delaware Court of Chancery; and (v) de la Vega v. E2open, Inc. et al., Case No. 10714, filed on February 24, 2015 in the Delaware Court of Chancery. The lawsuits allege, generally, that the E2open director defendants breached their fiduciary duties to E2open stockholders by seeking to sell E2open through an allegedly defective process, for an unfair price, and on unfair terms, and that the other defendants aided and abetted those purported breaches. The lawsuits seek, among other things, equitable relief that would enjoin the consummation of the proposed Transaction, rescission of the proposed Transaction (to the extent the proposed Transaction has already been consummated), damages, and attorneys’ fees and costs.

17.	Appraisal Rights.

Stockholders do not have appraisal rights as a result of the Offer. However, if the Merger is consummated, all Shares that are issued and outstanding immediately prior to the Effective Time, were not validly tendered in the Offer and are held by E2open stockholders who have properly and validly perfected their statutory rights of appraisal in respect of such Shares in accordance with Section 262 of the DGCL (collectively, “Dissenting Company Shares”) will not be converted into, or represent the right to receive, the Merger Consideration, but will be entitled only to such rights as are granted by the DGCL to a holder of Dissenting Company Shares. At the Effective Time, the Dissenting Company Shares will no longer be outstanding and will automatically be cancelled and cease to exist, and each E2open stockholder who holds Dissenting Company Shares will cease to have any rights with respect to such Dissenting Company Shares, except the right to receive payment of the appraised value of such Dissenting Company Shares in accordance with the provisions of Section 262 of the DGCL. Each holder of Dissenting Company Shares will be entitled to receive a judicial determination of the fair value of such Dissenting Company Shares (exclusive of any element of value arising from the accomplishment or expectation of the merger or similar business combination), and to receive payment of such fair value in cash, together with a fair rate of interest, if any, of such Dissenting Company Shares. Any such judicial determination could be based upon considerations other than, or in addition to, the price paid in the Offer and the market value of such Dissenting Company Shares. E2open stockholders should recognize that the judicially-determined fair value could be higher or lower than the Offer Price. Moreover, E2open may argue in an appraisal proceeding that, for purposes of such a proceeding, the fair value of the Dissenting Company Shares is less than the price paid for Shares in the Offer or the Merger. E2open stockholders should also note that investment banking opinions as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the Offer or the Merger, are not opinions as to, and do not otherwise address, fair value under Section 262 of the DGCL.

If any holder of Shares who demands appraisal under Section 262 of the DGCL fails to perfect, or effectively withdraws or loses his, her or its rights to appraisal as provided under the DGCL, or a court of competent jurisdiction determines that such holder is not entitled to the relief provided by Section 262 of the DGCL, then the Shares of such E2open stockholder will be converted into the right to receive the Merger Consideration (which will be the same as the Offer Price), without interest thereon, in accordance with the Merger Agreement.

A stockholder may withdraw a demand for appraisal by delivering to E2open a written withdrawal of the demand for appraisal and acceptance of the Merger. Failure to follow the steps required by Section 262 of the DGCL for perfecting appraisal rights may result in the loss of such rights.

The foregoing summary of the rights of stockholders seeking appraisal under Delaware law does not purport to be a complete statement of the procedures to be followed by stockholders desiring to exercise any appraisal rights available thereunder and is qualified in its entirety by reference to Section 262 of the DGCL. The foregoing does not constitute the notice of appraisal rights and related disclosure required by Section 262 of the DGCL. That notice and disclosure will be included in E2open’s Appraisal Rights Statement on Schedule 14D-9.

The perfection of appraisal rights requires strict adherence to the applicable provisions of the DGCL. If a stockholder withdraws or loses the right to appraisal, such stockholder will be entitled to receive only the Merger Consideration.

18.	Fees and Expenses.

Parent and Purchaser have retained Georgeson Inc. to be the Information Agent and Computershare Trust Company, N.A. to be the Depositary in connection with the Offer. The Information Agent may contact holders of Shares by mail, telephone, telecopy, telegraph and personal interview and may request banks, brokers, dealers and other nominees to forward materials relating to the Offer to beneficial owners of Shares.

The Information Agent and the Depositary each will receive reasonable and customary compensation for their respective services in connection with the Offer, will be reimbursed for reasonable out-of-pocket expenses and will be indemnified against certain liabilities and expenses in connection therewith, including certain liabilities under federal securities laws.

Neither Parent nor Purchaser will pay any fees or commissions to any broker or dealer or to any other person (other than to the Depositary and the Information Agent) in connection with the solicitation of tenders of Shares pursuant to the Offer. Brokers, dealers, commercial banks and trust companies will, upon request, be reimbursed by Purchaser for customary mailing and handling expenses incurred by them in forwarding offering materials to their customers. In those jurisdictions where applicable laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Purchaser.

19.	Miscellaneous.

The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction. In those jurisdictions where applicable laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Purchaser.

No person has been authorized to give any information or to make any representation on behalf of Parent or Purchaser not contained herein or in the Letter of Transmittal, and, if given or made, such information or representation must not be relied upon as having been authorized. No broker, dealer, bank, trust company, fiduciary or other person shall be deemed to be the agent of Purchaser, the Depositary, or the Information Agent for the purpose of the Offer.

Purchaser has filed with the SEC a Tender Offer Statement on Schedule TO pursuant to Rule 14d-3 of the General Rules and Regulations under the Exchange Act, together with exhibits furnishing certain additional information with respect to the Offer, and may file amendments thereto. E2open is required under the rules of the

SEC to file its Solicitation/Recommendation Statement with the SEC on Schedule 14D-9 no later than ten business days from the date of this Offer to Purchase, setting forth the recommendation of the E2open Board with respect to the Offer and the reasons for such recommendation and furnishing certain additional related information. A copy of such documents, and any amendments thereto, may, when filed, be examined at, and copies may be obtained from, the SEC in the manner set forth under Section 7—“Certain Information Concerning E2open” above.

Eagle Acquisition Sub, Corp.

February 26, 2015

SCHEDULE I

INFORMATION RELATING TO PURCHASER, PARENT AND SPONSORS

Purchaser. The following table sets forth the name, present principal occupation or employment and material occupations, positions, offices or employments for the past five years of each officer and director of Purchaser. Unless otherwise indicated, the current business address of each person is c/o Insight Venture Partners, 1114 Avenue of the Americas, 36th floor, New York, NY 10036 and the telephone number is (212) 230-9200. Purchaser is a Delaware corporation, the principal business of which is acquiring E2open.

Name	Citizenship	Present Principal Occupation or Employment (all have served five years or more in present position unless otherwise noted)
Deven Parekh Director	U.S.	Managing Director of Insight Venture Partners.
Ryan Hinkle Director	U.S.	Managing Director of Insight Venture Partners since 2013. Principal of Insight Venture Partners from 2011-2012. Vice President of Insight Venture Partners before 2011.
Principal of Insight Venture Partners since 2015. Vice President of Insight Venture Partners from 2013-2014.
Ross Devor Director and Vice President	U.S.	Senior Associate at Thoma Bravo from 2011-2013 (a private equity firm, 600 Montgomery Street, 20th Floor, San Francisco, CA 94111). Associate at Thoma Bravo before 2011.
Mark Lessing President	U.S.	Chief Financial Officer and Managing Director of Insight Venture Partners.
Blair Flicker Secretary	U.S.	General Counsel and Managing Director of Insight Venture Partners.

Parent. The following table sets forth the name, present principal occupation or employment and material occupations, positions, offices or employments for the past five years of each officer and director of Parent. Unless otherwise indicated, the current business address of each person is c/o Insight Venture Partners, 1114 Avenue of the Americas, 36th floor, New York, NY 10036 and the telephone number is (212) 230-9200. Parent is a Delaware limited liability company, the principal business of which is acting as the sole shareholder of Purchaser.

Name	Citizenship	Present Principal Occupation or Employment (all have served five years or more in present position unless otherwise noted)
Insight Venture Partners IX, L.P. Member	U.S.	N/A
Insight Venture Partners IX (Co-Investors), L.P. Member	U.S.	N/A
Insight Venture Partners (Cayman) IX, L.P. Member	U.S.	N/A
Insight Venture Partners (Delaware) IX, L.P. Member	U.S.	N/A
Deven Parekh Director	U.S.	Managing Director of Insight Venture Partners.

Name	Citizenship	Present Principal Occupation or Employment (all have served five years or more in present position unless otherwise noted)
Ryan Hinkle Director	U.S.	Managing Director of Insight Venture Partners since 2013. Principal of Insight Venture Partners from 2011-2012. Vice President of Insight Venture Partners before 2011.
Ross Devor Director and Vice President	U.S.	Principal of Insight Venture Partners since 2015. Vice President of Insight Venture Partners from 2013-2014.
Senior Associate at Thoma Bravo from 2011-2013 (a private equity firm, 600 Montgomery Street, 20th Floor, San Francisco, CA 94111). Associate at Thoma Bravo before 2011.
Mark Lessing President	U.S.	Chief Financial Officer and Managing Director of Insight Venture Partners.
Blair Flicker Secretary	U.S.	General Counsel and Managing Director of Insight Venture Partners.

Sponsors. Each of Insight Venture Partners IX, L.P., Insight Venture Partners (Cayman) IX, L.P. and Insight Venture Partners IX (Co-Investors), L.P. are Cayman Islands exempted limited partnerships, and Insight Venture Partners (Delaware) IX, L.P. is a Delaware limited partnership. The principal business of Sponsors is making equity and other types of investments. The following table sets forth the name, present principal occupation or employment and material occupations, positions, offices or employments for the past five years of each officer and director of each Sponsor. Unless otherwise indicated, the current business address of each person is c/o Insight Venture Partners, 1114 Avenue of the Americas, 36th floor, New York, NY 10036 and the telephone number is (212) 230-9200.

Name	Citizenship	Present Principal Occupation or Employment (all have served five years or more in present position unless otherwise noted)
Insight Venture Associates IX, L.P. General Partner	U.S.	N/A
Jeffrey Horing Authorized Officer, Director	U.S.	Managing Director of Insight Venture Partners.
Deven Parekh Authorized Officer, Vice President	U.S.	Managing Director of Insight Venture Partners.
Mark Lessing Authorized Officer, Vice President, Chief Financial Officer	U.S.	Chief Financial Officer and Managing Director of Insight Venture Partners.
Blair Flicker Authorized Officer, Vice President, General Counsel	U.S.	General Counsel and Managing Director of Insight Venture Partners.
Eric Goldstein Authorized Officer	U.S.

Chief Compliance Officer and Deputy General

Counsel since joining Insight Venture Partners in 2012.

Associate at Willkie Farr & Gallagher LLP from 2006-2012 (a law firm, 787 Seventh Avenue, New York, NY 10019).

General Partner. Insight Venture Associates IX, L.P. is the general partner of each Sponsor, and is a Cayman Islands exempted limited partnership, the principal business of which is acting as general partner of each Sponsor. The officers and directors of Insight Venture Associates IX, L.P. are appointed at the level of its General Partner.

General Partner. Insight Venture Associates IX, Ltd. is the general partner of Insight Venture Associates IX, L.P., and is a Cayman Islands exempted company, the principal business of which is acting as general partner of Insight Venture Associates IX, L.P. The following table sets forth the name, present principal occupation or employment and material occupations, positions, offices or employments for the past five years of each officer and director of Insight Venture Associates IX, Ltd. Unless otherwise indicated, the current business address of each person is c/o Insight Venture Partners, 1114 Avenue of the Americas, 36th floor, New York, NY 10036 and the telephone number is (212) 230-9200.

Name	Citizenship	Present Principal Occupation or Employment (all have served five years or more in present position unless otherwise noted)
Jeffrey Horing Director, Authorized Officer	U.S.	Managing Director of Insight Venture Partners.
Deven Parekh Authorized Officer, Vice President	U.S.	Managing Director of Insight Venture Partners.
Mark Lessing Authorized Officer, Vice President, Chief Financial Officer	U.S.	Chief Financial Officer and Managing Director of Insight Venture Partners.
Blair Flicker Alternate Director, General Counsel, Vice President, Authorized Officer	U.S.	General Counsel and Managing Director of Insight Venture Partners.
Eric Goldstein Vice President, Authorized Officer	U.S.

Chief Compliance Officer and Deputy General

Counsel since joining Insight Venture Partners in 2012.

Associate at Willkie Farr & Gallagher LLP from 2006-2012 (a law firm, 787 Seventh Avenue, New York, NY 10019).

Controlling Entity. Insight Holdings Group, LLC is the sole shareholder of Insight Venture Associates IX, Ltd., and is a Delaware limited liability company, the principal business of which is acting as the shareholder of Insight Venture Associates IX, Ltd. The following table sets forth the name, present principal occupation or employment and material occupations, positions, offices or employments for the past five years of each officer and director of Insight Holdings Group, LLC. Unless otherwise indicated, the current business address of each person is c/o Insight Venture Partners, 1114 Avenue of the Americas, 36th floor, New York, NY 10036 and the telephone number is (212) 230-9200.

Name	Citizenship	Present Principal Occupation or Employment (all have served five years or more in present position unless otherwise noted)
Jeffrey Horing Manager	U.S.	Managing Director of Insight Venture Partners.
Deven Parekh Manager	U.S.	Managing Director of Insight Venture Partners.
Peter Sobiloff Manager	U.S.	Managing Director of Insight Venture Partners.
Jeff Lieberman Manager	U.S.	Managing Director of Insight Venture Partners.
Michael Triplett Manager	U.S.	Managing Director of Insight Venture Partners.
Blair Flicker Secretary	U.S.	General Counsel and Managing Director of Insight Venture Partners.

During the last five years, none of the persons listed in this Schedule I has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

During the last five years, none of the persons listed in this Schedule I has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.